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82- SUBMISSIONS FACING SHEET


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Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Aircraft Engineering

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 2 6 2005 E
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3846 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 4/26/05

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED
ANNUAL REPORT 2004

香港飛機工程有限公司
二零零四年報告書



HIGHLIGHTS | 摘要

(in HK$ Million)	2004	2003	Change 變幅	*(港幣百萬元)*
Turnover	**2,153**	1,987	8.4%	營業總額
Net operating profit	**219**	104	110.6%	營業淨溢利
Share of after tax results of material jointly controlled companies:				應佔主要共控公司除稅後業績：
– Hong Kong Aero Engine Services Limited	**157**	158	-0.6%	– 香港航空發動機維修服務有限公司
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**76**	81	-6.2%	– 廈門太古飛機工程有限公司
Profit attributable to shareholders	**438**	345	27.0%	股東應佔溢利
Dividends				股息
– Ordinary	**181**	140	29.3%	– 普通
– Special	**–**	166	-100.0%	– 特別
Shareholders' equity	**3,109**	2,983	4.2%	股東股權
(number of shares in '000)				*(股份數目以千股計)*
Average number of shares in issue	**166,325**	166,325	–	平均已發行股份數目
(in HK$)				*(港元)*
Earnings per share	**2.63**	2.07	27.1%	每股盈利
Dividends per share	**1.09**	0.84	29.8%	每股股息
Special dividend per share	**–**	1.00	-100.0%	每股特別股息
Shareholders' equity per share	**18.69**	17.93	4.2%	每股股東股權

On 15th October 2004, the Group's shareholding in Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") increased to 54.6% after acquiring SIA Engineering Company Pte. Limited's remaining 5% shareholding in TAECO and as a result, TAECO became a subsidiary company. The total share of TAECO's after tax profit for 2004 was HK$91 million of which HK$76 million was attributed to the period ended 14th October 2004 and reported under share of results of jointly controlled companies, and the remainder HK$15 million was consolidated in the Group's operating profit.

在二零零四年十月十五日，本集團在購入新航工程有限公司持有餘下之廈門太古飛機工程有限公司(廈門太古飛機工程公司)百分之五股份後，持有後者之股份增加至百分之五十四點六，廈門太古飛機工程公司因而成為一家附屬公司。廈門太古飛機工程公司在二零零四年之應佔除稅後溢利總計為港幣九千一百萬元，其中港幣七千六百萬元歸入截至二零零四年十月十四日止之期間，並在應佔共控公司業績項下報告，其餘港幣一千五百萬元則合併於集團營業溢利之內。

CONTENTS | 目錄

Hong Kong Aircraft Engineering Company Limited, one of the world's leading aeronautical engineering groups, is engaged in the maintenance, modification, repair and overhaul of commercial aircraft and their components.

It is principally based at Hong Kong International Airport, but through subsidiary and jointly controlled companies also provides services in Xiamen, Mainland China and at off airport locations in Hong Kong.

At Hong Kong International Airport, where it has about seventy airline customers, it is the only aircraft maintenance facility able to offer a comprehensive package covering transit and technical services with full hangar support.

The hangar has the capacity to accommodate three wide-bodied aircraft fully docked and an additional two nose-in, with a unique mobile tail enclosure to provide full cover and access staging. It has the necessary approvals to handle a wide variety of aircraft types from Boeing 747 to new generation aircraft such as B777 and the Airbus A320/321, A330 and A340. The facility also undertakes B747-200 combi to freighter conversions.

The extensive component and avionics overhaul facilities are situated at Tseung Kwan O in Hong Kong, as is the Rolls-Royce engine service centre operated by Hong Kong Aero Engine Services Limited.

Taikoo (Xiamen) Aircraft Engineering Company Limited operates at Xiamen's airport, where it provides heavy maintenance on Boeing and Airbus aircraft and offers a B747 passenger to freighter conversion programme. It also offers line maintenance services at various locations in Mainland China. In addition, it performs B737 passenger to freighter conversions together with Pemco Aviation Group and the associate, Taikoo (Shandong) Aircraft Engineering Company Limited.

香港飛機工程有限公司乃全球主要航空工程集團之一，業務範圍包括維修、改裝、修理與大修商用飛機及飛機部件。

本公司主要以香港國際機場為基地，但亦透過附屬及共控公司於中國內地廈門及香港機場以外地方提供服務。

本公司於香港國際機場約有七十個航空公司客戶，有唯一能夠提供綜合飛機維修服務之設施，包括航機過境及技術性服務，並全面提供機庫設施之支援。

機庫可容納三架全面配置檢修架的廣體飛機，以及另外兩架飛機的機頭部分。機庫設有一個獨特的活動式機尾護罩，提供全面的遮蔽及檢修工作架。本公司獲得認可為多種類型之飛機提供服務，由波音747型飛機以至波音777型、空中巴士320/321型、330型和340型等新一代飛機不等。本公司的設施亦可進行波音747-200型客貨兩用機的改裝貨機工程。

本公司設備完善的部件及航電大修設施位於香港之將軍澳，該處亦設有由香港航空發動機維修服務有限公司營運的勞斯萊斯引擎服務中心。

廈門太古飛機工程有限公司於中國廈門機場營運，為波音及空中巴士飛機進行大規模維修工程，並提供一項為波音747型客機改裝貨機的計劃。該公司亦於中國內地不同地點提供外勤維修服務。此外，該公司與Pemco航空集團及其聯屬的山東太古飛機工程有限公司共同進行波音737型客機改裝貨機的計劃。

	2004	2003	2002	2001	2000
(in HK$ Million)					
Turnover	**2,153**	1,987	2,078	1,994	1,821
Net operating profit	**219**	104	276	127	262
Share of after tax results of jointly controlled companies	**256**	263	227	197	134
Profit attributable to shareholders	**438**	345	465	312	400
Dividends	**181**	306	539	108	106
Funds employed:					
Fixed assets	**2,300**	1,513	1,597	1,636	1,708
Other assets	**1,897**	1,923	2,083	1,549	1,229
	4,197	3,436	3,680	3,185	2,937
Less: current liabilities	**497**	348	394	360	313
	3,700	3,088	3,286	2,825	2,624
Financed by:					
Shareholders' equity	**3,109**	2,983	3,177	2,713	2,509
Minority interests	**495**	5	5	5	5
Long term loan	**96**	100	104	107	110
	3,700	3,088	3,286	2,825	2,624
(in HK$)					
Earnings per share	**2.63**	2.07	2.80	1.87	2.40
Dividends per share	**1.09**	0.84	0.74	0.65	0.61
Special dividend per share	**–**	1.00	2.50	–	–
Shareholders' equity per share	**18.69**	17.93	19.10	16.30	15.02
Dividend cover – times	**2.42**	2.46	3.78	2.88	3.79



Turnover
營業總額
2500
2000
1500
1000
500
0
95 96 97 98 99 00 01 02 03 04
(Total HK$M 總計港幣百萬元)



Profit attributable to shareholders
股東應佔溢利
500
400
300
200
100
0
95 96 97 98 99 00 01 02 03 04
(Total HK$M 總計港幣百萬元)

1999	1998	1997	1996	1995	
					(港幣百萬元)
1,959	2,028	2,375	2,462	2,391	營業總額
–	117	323	573	397	營業淨溢利
61	43	40	(6)	8	應佔共控公司除稅後業績
59	146	320	495	331	股東應佔溢利
81	111	148	148	148	股息
					資金運用:
1,773	1,895	1,057	401	324	固定資產
1,137	1,426	1,940	2,428	2,068	其他資產
2,910	3,321	2,997	2,829	2,392	
288	659	455	455	364	減: 流動負債
2,622	2,662	2,542	2,374	2,028	
					資本來源:
2,504	2,541	2,537	2,369	2,023	股東股權
5	5	5	5	5	少數股東權益
113	116	–	–	–	長期借款
2,622	2,662	2,542	2,374	2,028	
					(港元)
0.32	0.79	1.73	2.67	2.23	每股盈利
0.57	0.44	0.60	0.80	0.80	每股股息
–	–	–	–	–	每股特別股息
13.53	13.72	13.70	12.79	10.93	每股股東股權
0.73	1.31	2.16	3.34	2.24	盈利對股息比率倍數

Earnings and dividends per share
每股盈利及每股股息



Earnings 盈利
Dividends 股息
3.0
2.5
2.0
1.5
1.0
0.5
0
95 96 97 98 99 00 01 02 03 04
(Total HK$ 總計港元)

Shareholders' equity per share
每股股東股權



20
15
10
5
0
95 96 97 98 99 00 01 02 03 04
(Total HK$ 總計港元)



Base maintenance at Chep Lap Kok, Hong Kong
於香港赤鱲角進行基地維修

Results

Profit after tax attributable to shareholders for the year was HK$438 million, which represented an increase of 27% from the previous year.

It has been a busy and profitable year for all the Company's activities. The Hong Kong operation returned to normal after the shortfall in work seen during the SARS outbreak in the region the previous year, and has experienced growth in both line and heavy maintenance. In addition, the Company has benefited from a reduction in the contributions required to fund the retirement benefit schemes..

The contribution from subsidiary and jointly controlled companies continued to grow in 2004. Taikoo (Xiamen) Aircraft Engineering Company Limited, which became a subsidiary on 15th October 2004, following the purchase by the Company of SIA Engineering Company Pte. Limited's 5% shareholding, increased its contribution to attributable profit from HK$81 million to HK$91 million while that from Hong Kong Aero Engine Services Limited was HK$157 million (2003: HK$158 million).

Your Directors have recommended a final dividend for 2004 of HK$0.77 per share which, together with the interim dividend of HK$0.32 per share paid on 27th September 2004, results in a total distribution for the year of HK$1.09 per share, representing an increase of 30% over the total ordinary dividends declared for 2003. The dividend cover is 2.42 times. The total dividends paid and proposed in respect of 2004 amount to HK$181 million.

Review of Operations

The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

業績

本年度之股東應佔除税後溢利為港幣四億三千八百萬元，此業績較上年度增加百分之二十七。

本公司所有業務在年內均表現繁忙及錄得盈利。自上年度區內爆發非典型肺炎疫潮期間出現工程量不足之情況後，香港之運作已回復正常，外勤及大型維修均有所增長。此外，本公司因須提供予退休福利計劃之供款減少而受惠。

來自附屬及共控公司之業績貢獻於二零零四年間繼續增長。廈門太古飛機工程有限公司在本公司購入新航工程有限公司持有其百分之五股份後，於二零零四年十月十五日成為本公司之附屬公司，其股東應佔溢利貢獻由港幣八千一百萬元增加至港幣九千一百萬元，而來自香港航空發動機維修服務有限公司之貢獻則為港幣一億五千七百萬元(二零零三年為港幣一億五千八百萬元)。

董事局建議派發二零零四年度末期股息每股港幣0.77元，連同於二零零四年九月二十七日已派發之中期股息每股港幣0.32元，本年度共派息每股港幣1.09元，比二零零三年宣佈之普通股派息總額增加百分之三十。盈利股息比率為2.42倍。二零零四年度之已付及擬派股息總計為港幣一億八千一百萬元。

業務回顧

本公司是唯一在香港國際機場提供全面飛機維修服務之公司。本公司之設施包括一個可完全容納三架廣體飛機之單一機庫和相關之維修工場及辦公室，及位於將軍澳一幢設有部件與航電大修工場和行政辦公室之五層高樓宇。本公司於機場大樓亦有佔用樓面。


No.111 DOWIDAT

Maintenance work on landing gear
at Chep Lap Kok, Hong Kong
於香港赤鱲角進行起落架維修工程

Line Maintenance

The line maintenance division employs around 1,600 people (2003: 1,600), who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport. In 2004, the average number of aircraft handled daily was 223, a 26% increase compared with 2003. To improve the service provided to freighter customers, the Company is building an office on the cargo apron that should be open in early 2006.

Base Maintenance

The base maintenance division employs around 1,010 people (2003: 1,020), who provide customers with a comprehensive range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 50% of the division's work is for the three scheduled airlines operating out of Hong Kong: Cathay Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy throughout the year and this situation is expected to continue in 2005. Man-hours sold in 2004 were 1.42 million, a 5% increase when compared with 2003. Operating with the existing shift patterns, the maximum available man-hours is 1.5 million, which includes 0.3 million man-hours of overtime.

The Company is building a second hangar at Hong Kong International Airport. This will accommodate two wide-bodied aircraft. It is expected to cost HK$320 million and is scheduled to open in the first quarter of 2007. Over the next few years, an additional 450 staff will be recruited and by 2010, the new hangar is expected to generate an additional 600,000 man-hours. As a result of the talks with the Airport Authority Hong Kong associated with the agreement to build a second hangar, the Company's franchise to provide line and base maintenance services to Hong Kong International Airport has been extended from July 2018 to July 2031.

外勤維修

外勤維修部僱用員工約一千六百人(二零零三年為一千六百人)，為於香港國際機場營運航班之航空公司提供全面之技術性及非技術性服務。在香港，本公司是提供此類服務之主要供應商，因此部門之業績表現主要受進出機場之航班數目影響。在二零零四年，平均每日處理飛機數目為二百二十三架，與二零零三年比較增加百分之二十六。為了加強對貨機客戶所提供之服務，本公司正於貨運停機坪興建一所辦公樓，預期於二零零六年初啟用。

基地維修

基地維修部僱用員工約一千零十人(二零零三年為一千零二十人)，為客戶提供全面之定期維修檢查，並為不同類型之飛機進行定期檢查、改裝及大修工程。部門進行之工程中，約五成乃來自三家營運定期航班之香港航空公司，分別為國泰航空公司、香港華民航空公司及港龍航空公司。部門無論在價格、機庫可用空間、周轉時間及工藝質素上足與世界任何同業競爭。機庫在全年間使用量繁多，預期此情況會持續至二零零五年。二零零四年售出之工時為一百四十二萬小時，較二零零三年增加百分之五。在現時之輪值編制下，最高可用工時為一百五十萬小時，其中包括三十萬小時加班工時。

本公司正於香港國際機場興建第二個機庫。新機庫將可容納兩架廣體飛機。預計需耗資港幣三億二千萬元，並預期於二零零七年首季啟用。在未來數年間，本公司將額外招聘四百五十名員工，至二零一零年，新機庫預計可提供額外六十萬小時之工時。本公司就興建第二個機庫之協議與香港機場管理局進行磋商後，其於香港國際機場提供外勤及基地維修服務之專營權已由二零一八年七月延長至二零三一年七月。

Component and Avionics Overhaul

The overhaul division occupies a five-storey building at Tseung Kwan O with more than 7,000 square metres of modern workshop space and employs around 200 people. Utilisation of these facilities during the year was reasonable.

Inventory Management

Since 2002, the Company has been providing an inventory management service for rotable spares. The range of aircraft for which this service is offered has expanded during 2004 and now includes Airbus 340-600, 340-500, 330-300 and 300-600F. The net book value of these spares at the year-end was HK$102 million (2003: HK$67 million). This service is profitable.

Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO")

Each of TAECO's three hangars is capable of fully enclosing two wide-bodied aircraft; a fourth double-bay hangar is due to open by the end of 2005. Most of TAECO's capacity is taken up by shareholder customers or their affiliates. Starting in 2005, TAECO will embark on a programme to convert Boeing 747-400 passenger aircraft to freighters; it currently holds contracts for thirty-three such conversions through to 2010. While still only representing about 2.5% of turnover, line maintenance operations continued to expand and approval has been obtained to start an operation in Guangzhou. In December 2004, the line maintenance operations handled about 1,700 flights in Beijing, Xiamen and Shanghai.

Hong Kong Aero Engine Services Limited ("HAESL")

HAESL, in which the Company has a 45% interest, had another good year, with increased revenue. Profits dropped slightly from 2003. Throughput of engines and engine equivalents in 2004 was 190, a 6% increase on 2003. In addition to the work performed on the fleet of engines used by Cathay Pacific Airways, which accounts for about 40% of revenue, significant engine work was also carried out for Rolls-Royce

部件及航電大修

大修部位於將軍澳一幢五層高樓宇，擁有逾七千平方米之現代化工場空間，並僱用員工約二百人。年內此等設施之使用量合理。

庫存管理

自二零零二年起，本公司提供一項為可修護備件之庫存管理服務。此服務提供予一系列之飛機，而此飛機系列在二零零四年間已擴大，現時包括空中巴士340-600型、340-500型、330-300型飛機及300-600F型貨機。此等備件於年終之賬面淨值為港幣一億零二百萬元（二零零三年為港幣六千七百萬元）。此服務錄得盈利。

廈門太古飛機工程有限公司（「廈門太古飛機工程公司」）

廈門太古飛機工程公司之三個機庫每個均可完全容納兩架廣體飛機；第四個雙機位機庫預期於二零零五年底啟用。廈門太古飛機工程公司之機庫設施大部分為股東客戶或其聯繫機構使用。由二零零五年起，廈門太古飛機工程公司將著手進行一項改裝波音747-400型客機為貨機之計劃；該公司現時持有三十三項此等改裝工程之合約，該等工程將進行至二零一零年。儘管外勤維修業務仍然只佔營業總額約百分之二點五，但此業務持續增長，並已獲批准於廣州開展業務。二零零四年十二月，外勤維修業務於北京、廈門及上海處理約一千七百班航班。

香港航空發動機維修服務有限公司（「香港航空發動機維修服務公司」）

本公司持有百分之四十五權益之香港航空發動機維修服務公司，本年度再次表現良好，收益有所提高，溢利則較二零零三年稍微下降。二零零四年處理之發動機及同類部件數目為一百九十台，較二零零三年增加百分之六。該公司約四成之收益來自為國泰航空公司機隊採用之發動機進行之工程，此外亦為勞斯萊斯公司及亞聯酋航空公司提供重大之

plc and Emirates Airlines. Singapore Aero Engine Services Pte. Limited ("SAESL"), in which HAESL has a 20% interest, also had a good year with increased profitability. This trend is expected to continue in 2005.

Other Jointly Controlled Companies

The Company owns 49% of Goodrich Asia-Pacific Limited, which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong. It continued to perform well. The Xiamen based Goodrich TAECO Aeronautical Systems Limited, in which TAECO has a 35% interest, had an increase in demand for its services and was profitable.

Taikoo (Shandong) Aircraft Engineering Company Limited ("STAECO"), in which the Company and TAECO have a combined interest of 30%, provides a heavy maintenance service for narrow-bodied aircraft, in particular Boeing 737 aircraft. It is expanding its capacity and capabilities to meet customers' projected needs and has signed an agreement with Pemco Aviation Group under which the companies will jointly market narrow-bodied passenger aircraft to freighter conversions that will be undertaken in STAECO's facilities. This company is profitable.

IN-Services Asia Limited, a jointly controlled company in which the Company has a 35% interest, sells Intertechnique components, and provides a warranty and repair service to customers. Its revenue has grown steadily in 2004 and the company is profitable.

EADS SOGERMA HAECO Services Company Limited, a jointly controlled company in which the Company has a 50% interest, provides computerised testing of components. Business volume increased in 2004 and the company has become profitable.

Honeywell TAECO Aerospace (Xiamen) Company Limited, a jointly controlled company in which the Group has an attributable 30% interest, had a good year, with increased revenue and profitability.

發動機工程服務。香港航空發動機維修服務公司擁有二成權益之新加坡航空發動機維修服務有限公司(「新加坡航空發動機維修服務公司」)溢利率有所提高，本年度亦有良好之表現。預期此趨勢會持續至二零零五年。

其他共控公司

Goodrich Asia-Pacific Limited於香港粉嶺從事碳質掣動片整修及輪轂大修業務，本公司持有其中四成九權益。該公司繼續有良好之表現。廈門太古飛機工程公司持有廈門豪富太古宇航有限公司三成五權益，該公司以廈門為基地，其服務需求有所增加，並錄得盈利。

山東太古飛機工程有限公司(「山東太古飛機工程公司」)由本公司及廈門太古飛機工程公司合共持有其中三成權益，為狹體飛機, 特別是波音 737 型飛機，提供大型維修服務。該公司正致力擴展其工程能力與規模以應付客戶未來之需求，並與Pemco航空集團簽訂協議，根據該協議，兩家公司將共同銷售狹體客機改裝貨機服務，而改裝工程則於山東太古飛機工程公司之設施內進行。該公司錄得盈利。

IN-Services Asia Limited乃一家共控公司，本公司持有其中三成五權益。該公司出售 Intertechnique 部件，並為客戶提供保用及修理服務。二零零四年之收益有穩定增長，並錄得盈利。

EADS SOGERMA HAECO Services Company Limited乃一家共控公司，本公司持有其中五成權益。該公司提供電腦化部件測試服務。二零零四年之業務量有所增長，該公司已錄得盈利。

廈門霍尼韋爾太古宇航有限公司乃一家共控公司，本集團持有其中三成應佔權益。該公司本年度表現良好，收益及溢利率均有所增長。



Engine test cell at HAESL,
Tseung Kwan O, Hong Kong
香港航空發動機維修服務公司位於
香港將軍澳的發動機測試間

Financial Review

財務回顧

Turnover

營業總額

(in HK$ Million)	Note 附註	2004	2003	Change 變幅	(港幣百萬元)
The Company and its subsidiary companies	1	**2,153**	1,987	8%	本公司及其附屬公司
HAESL		**4,000**	3,636	10%	香港航空發動機維修服務公司
TAECO	3	**590**	607	-3%	廈門太古飛機工程公司
SAESL		**1,546**	883	75%	新加坡航空發動機維修服務公司
Other jointly controlled companies		**502**	404	24%	其他共控公司
Total		**8,791**	7,517	17%	總計

Notes: 1. As disclosed on the face of the profit and loss account in accordance with reporting requirements in Hong Kong.
2. The whole of the turnover for the jointly controlled companies is included in this table.
3. TAECO's turnover for 2004 was HK$762 million of which HK$590 million was attributed to the period ended 14th October 2004 and the remainder HK$172 million was consolidated in the Group's turnover.
4. The presentation of the comparative figures has been restated to conform to that for the current year.

附註： 1. 如按香港年報規定於損益賬內所披露。
2. 共控公司營業總額全數包括在本表內。
3. 廈門太古飛機工程公司在二零零四年之營業總額為港幣七億六千二百萬元，其中港幣五億九千萬元歸入截至二零零四年十月十四日止之期間，其餘港幣一億七千二百萬元則合併於集團營業總額之內。
4. 比較數字已予重新列值， 以符合現行年度之呈列方式。

Net Assets

Net assets increased during the year from HK$3,088 million to HK$3,700 million while working capital increased from HK$383 million to HK$586 million as a result of consolidating TAECO's accounts and an increase in receivables due to more work completed at end of the year. Capital expenditure amounted to HK$116 million, mostly on rotable inventory, computer systems, tooling, vehicles used on the airfield and construction of TAECO's fourth hangar.

資產淨值

年內資產淨值由港幣三十億八千八百萬元增加至港幣三十七億元，而營運資金由港幣三億八千三百萬元增加至港幣五億八千六百萬元，原因乃合併廈門太古飛機工程公司之賬目，以及年底有更多工程竣工而令應收賬款有所增加。資本開支總計港幣一億一千六百萬元，大部分用於可修護備件庫存、機場使用之電腦系統、工具、車輛及廈門太古飛機工程公司第四個機庫之建造工程。

Net Liquid Funds and Financing

Cash, cash equivalents and short-term deposits increased by HK$119 million to HK$527 million during the year mainly because of consolidating TAECO's accounts. The dividend payments of HK$312 million, including the special dividend of HK$166 million for 2003, during the year were supported largely by the strong operating cash flow and dividends and shareholder loan repayments from the subsidiary and jointly controlled companies. The existing deposits and cash surplus together with the continued strong operating cash flow will be sufficient to meet its operating, working capital and capital expenditure requirements forecast for 2005. In addition, the Company has negotiated loan facilities equivalent to HK$474 million, of which HK$178 million is subject to renewal during 2005.

Currency Fluctuations

The Group's income is substantially in HK dollars or US dollars. Operating costs and capital expenditure of the Company and its Hong Kong based jointly controlled companies are substantially in those same currencies, as are those of its subsidiary and jointly controlled companies in Mainland China, which also use Renminbi.

Environment

The Group recognises that its operations could impact the environment in which it operates, and it endeavours to monitor and to reduce the extent to which they do so. When the Company moved to Hong Kong International Airport and built its facilities in Tseung Kwan O, the Company incorporated systems to minimise the effect of effluents on the environment. The Group is committed to further reduce energy and resource usage, and to recycle waste where practicable. In November last year, the Company was awarded a Certificate of Merit by the Hong Kong Business Environment Council in recognition of its efforts and excellence in environmental protection and waste reduction. In 2004, the Group spent HK$3 million (2003: HK$3 million) on capital and recurring expenditure to achieve those objectives, and plans to increase this to HK$4 million in 2005.

流動資金淨值及融資

年內之現金、現金等價物及短期存款增加港幣一億一千九百萬元至港幣五億二千七百萬元，主要原因乃合併廈門太古飛機工程公司之賬目。年內派息港幣三億一千二百萬元，當中包括二零零三年特別股息港幣一億六千六百萬元，主要來自豐厚之營業現金流入以及附屬和共控公司之股息及股東償還借款。現有之存款及現金盈餘，加上持續強勁之營業現金流入，將足以應付其二零零五年預期之營業、營運資金及資本性開支需要。此外，本公司議好之信貸安排相當於港幣四億七千四百萬元，其中港幣一億七千八百萬元需於二零零五年內續期。

貨幣浮動

本集團之收入以港幣或美元為主。本公司及其以香港為基地之共控公司之營運成本及資本性開支均以同類貨幣為主，而其在中國內地之各附屬及共控公司之開支則以人民幣計算。

環境保護

本集團了解其業務會對所在之環境造成影響，因此致力監控並減低其影響之程度。於遷往香港國際機場及於將軍澳興建設施時，本公司設置了多套環保系統，務求減低污水及廢氣對環境造成之影響。本集團已承諾進一步減少能源及資源之使用量，並在可行之情況下循環再用廢料。本公司於去年十一月獲商界環保協會頒發優異證書，以嘉許其在環境保護及廢料減量方面之努力及卓越表現。在二零零四年，本集團動用港幣三百萬元(二零零三年為港幣三百萬元)作為資本性及經常性開支以達到此等目標，並計劃二零零五年將款額增加至港幣四百萬元。

Staff

In total, the Group and its jointly controlled companies employed 6,881 staff at the end of 2004, an increase of 7% from the end of 2003.

The strong result for the year reflects the professionalism, hard work and commitment of all the staff, and on behalf of the shareholders, I should like to thank them for their continuing support.

Board of Directors

I should like to welcome Bob Adams, who joined the Board as an Independent Non-Executive Director on 1st October 2004. Bob has experience in a number of businesses, and was a Director of Cathay Pacific Airways Limited for a number of years. I look forward to working with him again.

I am sorry to have to report that Dr. Alex Wu Shu Chih died on 10th January 2005. He served on the Board for 22 years and his experience and advice will be sorely missed.

Outlook

In 2004, the increase in line maintenance work reflected the continued expansion of base customers' fleets and the growth in traffic through Hong Kong International Airport. An increase in demand for heavy maintenance in both Hong Kong and Xiamen resulted in high utilisation of hangars, which were effectively full.

A similar picture is expected for the first half of 2005. There should be some growth in line maintenance work in Hong Kong, and our hangars in Hong Kong and Xiamen are expected to continue to benefit from high utilisation, although growth will be limited until the new facilities come on line. Heavy maintenance capacity will increase significantly with the scheduled opening of TAECO's fourth hangar in late 2005 and HAECO's second hangar in early 2007.

I look to the future with confidence.

David Turnbull
Chairman
Hong Kong, 8th March 2005

員工

本集團及其共控公司於二零零四年底總計僱用員工六千八百八十一人，較二零零三年底增加百分之七。

本年度業績表現強穩，乃全體員工專業表現、辛勤努力及忠心服務之成果。本席謹代表股東衷心感謝他們一直以來之支持。

董事局

本席謹歡迎羅安達先生於二零零四年十月一日加入董事局為獨立非常務董事。羅安達先生擁有多方面業務之經驗，並曾出任國泰航空公司董事多年。本席期待再次與其共事。

本席以沉痛之心情報告，吳樹熾博士於二零零五年一月十日辭世。吳博士於董事局服務二十二年，其豐富經驗與真知灼見定將令人懷念。

展望未來

在二零零四年，外勤維修工程量增加，反映基地航空客戶之機隊持續進行擴充，以及進出香港國際機場之交通量有所增長。香港及廈門之大型維修工程需求增加，令機庫有高使用量，設施獲得充分使用。

預期二零零五年上半年情況相若。香港之外勤維修工程應有所增長，預期本公司位於香港及廈門之機庫會繼續因高使用量而受惠，然而在新設施投入服務之前，增長將受到限制。隨著廈門太古飛機工程公司第四個機庫及港機工程第二個機庫分別計劃於二零零五年底及二零零七年初啟用，大型維修工程能力將因而大幅增加。

本席對未來充滿信心。

主席
唐寶麟
香港，二零零五年三月八日

The Board is committed to a high standard of corporate governance and throughout the year the Company has complied with the provisions of the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). The following describes how the principles set out in the Code have been applied.

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") has promulgated a new Code on Corporate Governance Practices ("the Code"), which came into effect in January 2005. While the Company will only be required to report on compliance with the Code in respect of the 2005 financial year onwards, it has put in place corporate governance practices to meet all the provisions and most of the recommended best practices in the Code.

The Board of Directors

The Board currently has twelve members, comprising seven Non-Executive Directors, three of whom are independent, and five Executive Directors, including the Chairman. Biographies of all the Directors are presented on pages 19 and 20.

The Board meets formally six times a year. Board papers dealing with important matters are circulated for approval at other times, and any such matters are discussed in subsequent Board meetings.

The Directors are responsible to the shareholders, employees and other stakeholders for the long-term development of the Group and for ensuring that the accounts show a true and fair view. To this end, certain matters are reserved for the decision of the Board including all major strategic and financial decisions. To enable the Board to perform its duties, all Directors have full and timely access to all relevant information. Non-Executive Directors are encouraged to visit the Group's operations.

Each Director is required to retire at the third annual general meeting following his election, but will be eligible for re-election.

Directors' Securities Transactions

The Company has laid down a code of conduct ("the Securities Code") regarding Directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities

董事局致力達致高水平之企業管治，本公司全年均遵守香港聯合交易所有限公司(「聯合交易所」)證券上市規則(「上市規則」)內之最佳應用守則所開列之規定。下文說明本公司如何應用最佳應用守則所開列之各項準則。

聯合交易所已頒佈一項新的《企業管治常規守則》(「該守則」)，於二零零五年一月生效。儘管本公司將只須自二零零五年財政年度起遵照該守則作出匯報，但本公司已制定企業管治常規，以符合該守則所有條文及大部分建議之最佳常規。

董事局

董事局現時共有十二位成員，包括七位非常務董事，其中三位為獨立非常務董事，以及包括主席在內共五位常務董事。各董事之簡歷於第十九及二十頁列述。

董事局每年召開六次正式會議。涉及重要事項之董事局文件於其他時間傳閱以供批核，而任何此等事項會於隨後舉行之董事局會議進行討論。

各董事就集團之長遠發展及確保賬目真實公平而對股東、僱員及其他利益相關者負責。為此，董事局保留權力對若干事宜作出決策，此等事宜包括所有主要之策略及財務決策。為使董事局能執行職責，各董事均可及時而全面地獲得提供所有有關資料。非常務董事均可參觀集團之業務運作。

各董事在獲選後，均須於第三屆股東週年大會上告退，但將合乎資格候選連任。

董事證券交易

本公司已就董事進行之證券交易，制定一套比上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》(「標準守則」)所訂標準更高之董事證券

Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the Board meeting to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published and all his dealings must be conducted in accordance with the Securities Code.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company, and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

Directors' interests as at 31st December 2004 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on page 28. The Executive Officer of the Company holds no shares of the Company.

Executive Committee

The Executive Committee comprises the Executive Directors (excluding the Company Chairman), two Non-Executive Directors, one of whom chairs the monthly meetings, and three senior executives from the Company, its jointly controlled companies and customers. It is responsible to the Board for overseeing the day-to-day operation of the Company.

Audit Committee

The Board has established an Audit Committee comprising three Non-Executive Directors, two of whom, including the Chairman, Dinty Dickson Leach, are Independent Non-Executive Directors. It reviews and reports to the Board on the published financial information and the internal controls and risk management procedures of the Company and its subsidiary

交易之守則(「證券守則」)。本公司每一位董事在受委任之初會獲發一份證券守則，之後每年兩次，分別於董事局召開會議通過本公司之半年及全年業績前一個月；當中亦會提醒董事不得買賣本公司之證券及衍生產品，直至此等業績公佈為止，而其一切交易必須按照證券守則進行。

根據證券守則，本公司之董事在買賣本公司之證券及衍生產品前，須先通知主席並接獲註明日期之確認書；若為主席本人，則必須通知審核委員會主席，並接獲註明日期之確認書後才可進行有關之買賣。

本公司所有董事已確認遵從證券守則所訂之標準。

二零零四年十二月三十一日結算，各董事於本公司及其聯屬公司(定義見《證券及期貨條例》第XV部)持有之股份權益於第二十八頁開列。本公司之行政人員並無持有本公司之股份。

執行委員會

執行委員會之成員包括常務董事(公司主席除外)、兩位非常務董事(其中一位主持每月之會議)，以及三位來自本公司、其共控公司及客戶之高級行政人員。執行委員會負責監察本公司之日常運作，並對董事局負責。

審核委員會

董事局成立了一個審核委員會，其成員包括三位非常務董事，當中包括主席李德信在內之兩位獨立非常務董事。審核委員會審閱本公司、其附屬公司及其管理之共控公司所公佈之財務資料，並檢討其內部監控及風險管理程序，並向董事局報告。外聘核數師出席此等會議，而此等會議部分環節在沒有本

and managed jointly controlled companies. The external auditors attend these meetings, parts of which are held without any management of the Company being present. At the invitation of the Committee, the Director Finance regularly attends these meetings, as do the Swire Group Internal Auditor and senior Company staff involved in risk management.

Remuneration Committee

The Remuneration Committee comprises three Non-Executive Directors, two of whom, Dinty Dickson Leach and Lincoln Leong Kwok Kuen, are Independent Non-Executive Directors. It is chaired by Peter Johansen.

Under the Services Agreement between the Company and John Swire & Sons (H.K.) Limited, which has been considered in detail and approved by the Independent Non-Executive Directors of the Company, staff at various levels, including Executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of the John Swire & Sons Limited ("Swire") group.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, housing, provident fund, leave passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing affords ease of relocation either within Hong Kong or elsewhere in accordance with the needs of the business and as part of the training process whereby managers gain practical experience in various businesses within the Swire group, and payment of bonuses on a group-wide basis enables postings to be made to group companies with very different profitability profiles.

Although the remuneration of these executives is not entirely linked to the profits of the Company, it is considered that, given the potential volatility of aviation related businesses, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

公司管理層列席之情況下進行。財務董事應審核委員會之邀請，定期出席此等會議，而太古集團內部核數師及本公司涉及風險管理之高層人員亦會出席此等會議。

薪酬委員會

薪酬委員會之成員包括三位非常務董事，當中李德信及梁國權二人為獨立非常務董事。薪酬委員會由容漢新出任主席。

本公司與香港太古集團有限公司訂立之服務協議已由本公司之獨立非常務董事經慎重考慮後批核，根據該協議，包括常務董事在內之不同職級員工會被借調到本公司工作。此等員工向本公司之董事局匯報，並受其指派，但仍然是英國太古集團有限公司(「太古」)集團之僱員。

為了吸引及留住具有合適才幹之國際員工，太古集團提供具競爭力之薪酬福利。這包括薪金、房屋津貼、公積金、休假旅費及教育津貼，以及服務滿三年可獲按太古集團整體溢利發放之花紅。提供房屋津貼可方便將員工調遷至香港或其他地方，以配合業務需要及作為培訓過程之一個部分，使管理人員在太古集團不同業務範疇取得實際經驗，而按集團整體表現發放花紅，可將員工派駐到盈利能力相距較大之集團公司。

考慮到航空相關業務有可能表現反覆，此等行政人員之薪酬福利因而並未全然與本公司之溢利掛勾。雖然如此，但這措施已被認為在很大程度上有助本公司維持一支既穩定、且主動進取而具才幹之高層管理隊伍。此外，太古作為本公司之主要股東，能將高質素之行政人員借調到本公司留任，亦符合其最大之利益。

A number of Directors and senior staff with specialist skills are employed directly by the Company on similar terms with the principal exception that their bonuses are paid by reference to the results of the Company alone.

This policy and the levels of remuneration paid to Executive Directors of the Company have been reviewed by the Remuneration Committee. At its meeting in December, the Remuneration Committee considered a report prepared for it by independent consultants, Mercer Human Resource Consulting Limited, which confirmed that the remuneration of the Company's Executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2005.

No Director takes part in any discussion about his own remuneration.

The number of meetings held by the Board and committees during the year and the attendance of individual Directors are set out in the following table:

多位具有專業才幹之董事及高層職員乃由本公司以相若之條件直接聘用，惟主要分別是彼等之花紅只參照本公司之業績而發放。

薪酬委員會已就此政策及本公司常務董事之薪酬水平進行檢討。在十二月召開之會議上，薪酬委員會研究一份由獨立顧問美世人力資源顧問有限公司編製之報告，該報告確認本公司常務董事之薪酬與同類公司相若。該委員會已通過批准二零零五年度發放予各董事之薪酬福利。

各董事並無參與有關其本身薪酬之任何討論。

董事局及各委員會於本年度間召開之會議次數及個別董事之出席次數於下表開列：

Directors 董事	The Board 董事局	Executive Committee 執行委員會	Remuneration Committee 薪酬委員會	Audit Committee 審核委員會
Non-Executive Directors 非常務董事				
Derek Cridland 梁德基	6/6			
Davy Ho Cho Ying 何祖英	6/6	7/10		
Peter Johansen 容漢新	5/6		1/1	3/3
Tony Tyler 湯彥麟	6/6	9/10		
Independent Non-Executive Directors 獨立非常務董事				
Bob Adams 羅安達	1/1			
Dinty Dickson Leach 李德信	6/6		1/1	3/3
Lincoln Leong Kwok Kuen 梁國權	5/6		1/1	1/1
Dr. Alex Wu Shu Chih 吳樹熾博士	5/6			0/2
Executive Directors 常務董事				
David Turnbull 唐寶麟	6/6			
Chan Ping Kit 陳炳傑	6/6	7/10		
Charles Bremridge 彭勵志	2/2	2/2		
Marven Bowles 馬文博	6/6	9/10		
Mark Hayman 馬海文	6/6	8/10		

Internal Audit

In order to review the system of internal control and to assess the effectiveness of risk management procedures, the Company contracts with the Swire Group Internal Audit Department for the provision of internal audit services. It also has a small team of its own auditors who undertake compliance audits. The Swire Group Internal Auditor reports to the Company's Chairman and the Audit Committee, while the Company's internal auditors report to the Audit Committee through the Director Finance.

External Auditors

The external auditors are primarily responsible for auditing and reporting on the annual financial statements. In 2004 the total remuneration paid to the external auditors was HK$1 million.

Investor Relations

The Company continues to enhance relationship and communication with its investors. Extensive information about the Company's performance and activities is provided in the Annual Report and the Interim Report which are sent to shareholders. Regular dialogue with institutional investors and analysts is in place to keep them abreast of the Company's development. Inquiries from investors are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting to discuss matters relating to the Company. Any inquiries from shareholders can be addressed to the Group Public Affairs Department whose contact details are given on page 22.

In order to promote effective communication, the Company maintains its website at http://www.haeco.com on which financial and other information relating to the Company and its business are disclosed.

內部審核

為檢討內部監控制度及評估風險管理程序之成效，本公司與太古集團內部審核部訂定合約，由該部門提供內部審核服務。本公司亦設立一核數師小組負責符合性審核之工作。太古集團內部核數師向本公司主席及審核委員會報告，而本公司之核數師則透過財務董事向審核委員會報告。

外聘核數師

外聘核數師主要負責審核年度財務報表並提交報告。二零零四年支付予外聘核數師之報酬總額為港幣一百萬元。

投資者關係

本公司不斷增進與投資者之關係和溝通。有關本公司業績表現與業務狀況之全面資料，載於送交各股東之年度報告書及中期報告書內。本公司定期與機構投資者及分析員進行對話，讓其了解本公司之最新發展。對於投資者之諮詢，本公司以詳盡而適時之方式予以處理。本公司鼓勵所有股東出席股東週年大會，以商討有關本公司之事宜。股東如有任何查詢，可聯絡集團公共事務部，有關之聯絡詳情載於第二十二頁。

為促進有效之溝通，本公司於其網址http://www.haeco.com披露有關本公司及其業務之財務及其他資料。

Executive Directors

David Muir TURNBULL +, aged 49, has been Chairman of the Board since September 1995. He was Director and Managing Director of the Company from January 1990 to December 1993 and rejoined the Board in March 1995. He is also Chairman of Swire Pacific Limited, Cathay Pacific Airways Limited, John Swire & Sons (H.K.) Limited and a director of The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1976 and in addition to Hong Kong, has worked with the group in Australia, Dubai, Malaysia, Indonesia and the Philippines.

CHAN Ping Kit, aged 59, has been Deputy Chairman and Chief Executive Officer since 8th August 2001. He first joined the Company in 1966 and resigned as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director in November 1993 and Managing Director in July 1998.

John Charles Godfrey BREMRIDGE +, aged 48, was appointed Chief Operating Officer on 7th September 2004. He joined the Swire group in November 1985 and in addition to Hong Kong, has worked with the group in the United Kingdom, Japan, Australia, Korea and Bahrain. He was Regional Manager Middle East, India & Africa of Cathay Pacific Airways Limited before joining the Company.

Marven Anthony BOWLES +, aged 54, has been Director Finance since October 2000. He was Company Secretary from August 1991 to October 1997. He joined the Swire group in 1981.

Mark HAYMAN, aged 44, joined the Company in October 2001 and was appointed Director Engineering on 1st February 2002. He was previously General Manager Engineering Planning and Technical Supplies of Cathay Pacific Airways Limited. He joined the Swire group in 1987.

Non-Executive Directors

Derek George CRIDLAND, aged 59, has been a Director of the Company since May 1998. He is also Engineering Director of Cathay Pacific Airways Limited and a director of Hong Kong Aero Engine Services Limited and Associated Engineers Limited. He is an employee of Cathay Pacific Airways Limited.

Alternate: Christopher Patrick GIBBS

常務董事

唐寶麟 +，現年四十九歲，自一九九五年九月起出任董事局主席。彼於一九九零年一月至一九九三年十二月期間出任本公司董事兼董事總經理，並於一九九五年三月再次加入董事局。彼亦為太古股份有限公司、國泰航空有限公司及香港太古集團有限公司主席，並為香港上海匯豐銀行有限公司董事。彼於一九七六年加入太古集團，除香港外曾駐集團之澳洲、杜拜、馬來西亞、印尼及菲律賓辦事處。

陳炳傑，現年五十九歲，自二零零一年八月八日起出任副主席兼行政總裁。彼於一九六六年首次加入本公司，於一九九零年六月離職，當時為副總工程師(維修)。彼於一九九二年十二月再次加入本公司為總經理(基地維修及中國業務)，於一九九三年十一月獲委任為董事，一九九八年七月獲委任為董事總經理。

彭勵志 +，現年四十八歲，於二零零四年九月七日獲委任為營運總裁。彼於一九八五年十一月加入太古集團，除香港外，曾駐集團之英國、日本、澳洲、韓國及巴林辦事處。彼加入本公司前，為國泰航空有限公司中東、印度及非洲地區經理。

馬文博 +，現年五十四歲，自二零零零年十月起出任財務董事。彼於一九九一年八月至一九九七年十月期間出任公司秘書。彼於一九八一年加入太古集團。

馬海文，現年四十四歲，於二零零一年十月加入本公司，並於二零零二年二月一日獲委任為工程董事。彼曾為國泰航空有限公司工程策劃及技術供應總經理。彼於一九八七年加入太古集團。

非常務董事

梁德基，現年五十九歲，自一九九八年五月起出任本公司董事。彼為國泰航空有限公司工務董事，並為香港航空發動機維修服務有限公司及聯誼工程有限公司董事。彼乃國泰航空有限公司之僱員。

代董事：簡柏基

Davy HO Cho Ying +, aged 57, has been a Director of the Company since September 1999. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan. He is also a director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited.

Peter Andre JOHANSEN #*+, aged 62, has been a Director of the Company since July 1984 and is Chairman of the Remuneration Committee. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a director of John Swire & Sons Limited and Swire Pacific Limited.

Antony Nigel TYLER +, aged 49, has been a Director of the Company since December 1996. He joined the Swire group in 1977 and, in addition to Hong Kong, has worked with the group in Australia, the Philippines, Canada, Japan and Europe. He was appointed Chief Operating Officer of Cathay Pacific Airways Limited in January 2005. He is also Chairman of AHK Air Hong Kong Limited and a director of John Swire & Sons (H.K.) Limited and Hong Kong Dragon Airlines Limited.

Independent Non-Executive Directors

Robert Ernest ADAMS, aged 61, was appointed a Director of the Company on 1st October 2004. He is the Chief Operating Officer of Li & Fung Limited, and previously was an executive director of CITIC Pacific Limited.

James Seymour DICKSON LEACH #*, aged 59, has been a Director of the Company since July 1986 and is Chairman of the Audit Committee. He is also Vice Chairman of CLP Holdings Limited, Chairman of Tai Ping Carpets International Limited and Sir Elly Kadoorie & Sons Limited, and a director of The Hongkong & Shanghai Hotels, Limited.
Alternate: Dr. The Hon. Michael David KADOORIE

Lincoln LEONG Kwok Kuen #*, aged 44, has been a Director of the Company since March 2003. He is also Finance Director of MTR Corporation Limited and a non-executive director of Tai Ping Carpets International Limited.

何祖英 +，現年五十七歲，自一九九九年九月起出任本公司董事。彼於一九七零年加入太古集團，曾在集團之香港及台灣辦事處工作。彼亦為太古股份有限公司及香港太古集團有限公司董事。

容漢新 #*+，現年六十二歲，自一九八四年七月起出任本公司董事，為薪酬委員會主席。彼於一九七三年加入太古集團，曾駐集團之香港及日本辦事處。彼亦為英國太古集團有限公司及太古股份有限公司董事。

湯彥麟 +，現年四十九歲，自一九九六年十二月起出任本公司董事。彼於一九七七年加入太古集團，除香港外曾駐集團之澳洲、菲律賓、加拿大、日本及歐洲辦事處。彼於二零零五年一月獲委任為國泰航空有限公司常務總裁。彼亦為香港華民航空有限公司主席及香港太古集團有限公司與港龍航空有限公司董事。

獨立非常務董事

羅安達，現年六十一歲，於二零零四年十月一日獲委任為本公司董事。彼為利豐有限公司營運總監，曾任中信泰富有限公司常務董事。

李德信 #*，現年五十九歲，自一九八六年七月起出任本公司董事，為審核委員會主席。彼亦為中電控股有限公司副主席、太平地氈國際有限公司及嘉道理父子有限公司主席，以及香港上海酒店有限公司董事。
代董事：米高嘉道理博士

梁國權 #*，現年四十四歲，自二零零三年三月起出任本公司董事。彼亦為地鐵有限公司財務董事及太平地氈國際有限公司非執行董事。

Notes
\# Member of the Audit Committee
* Member of the Remuneration Committee
\+ These Directors are employees of the John Swire & Sons Limited group.

附註
\# 審核委員會成員
* 薪酬委員會成員
\+ 此等董事乃英國太古集團僱員

Executive Officer

John CHI Tin Mong, aged 60, joined the Company in 1962. He was appointed Director and Chief Operation Officer of Taikoo (Xiamen) Aircraft Engineering Company Limited, a subsidiary of the Company incorporated in the People's Republic of China in September 1996.

Secretary

Margaret YU CHAN Sau Mui, aged 59, has been Company Secretary since September 2002. She joined the Swire group in 1978.

行政人員

遲天孟，現年六十歲，於一九六二年加入本公司。彼於一九九六年九月獲委任為本公司於中華人民共和國註冊成立之附屬公司廈門太古飛機工程有限公司董事兼營運總裁。

公司秘書

余陳秀梅，現年五十九歲，自二零零二年九月起出任公司秘書。彼於一九七八年加入太古集團。

FINANCIAL CALENDAR AND INFORMATION FOR INVESTORS 財務日誌及投資者資訊

Financial Calendar 2005		二零零五年度財務日誌	
Annual Report sent to shareholders	8th April	四月八日	年度報告書送交各股東
Shares trade ex-dividend	28th April	四月二十八日	股份除息交易
Share register closed	3rd-10th May	五月三日至十日	股票過戶手續暫停辦理
Annual General Meeting	10th May	五月十日	股東週年大會
Payment of 2004 final dividend	20th May	五月二十日	派付二零零四年度末期股息
Interim results announcement	August	八月	宣佈中期業績
Interim dividend payable	September	九月	派發中期股息

Registered Office
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Auditors
PricewaterhouseCoopers

Stock Code
The Stock Exchange of Hong Kong: 44
Symbol for ADR Code: HKAEY
CUSIP Reference Number: 438569105

Depositary
The Bank of New York
ADR Division
22nd Floor, 101 Barclay Street
New York, NY10286
U.S.A.
Tel: 1-888-BNY-ADRs (1-888-269-2377) (Toll free)
Fax: 1-212-571-3050
E-mail: ADR@bankofny.com
Website: http://www.adrbny.com

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited

Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Website: http://www.computershare.com.hk

Website
http://www.haeco.com

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:
General Manager Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365

註冊辦事處
香港金鐘道八十八號
太古廣場二期三十五字樓

核數師
羅兵咸永道會計師事務所

股票代號
香港聯合交易所：44
美國預託證券編號：HKAEY
CUSIP參考編號：438569105

股票托管處
The Bank of New York
ADR Division
22nd Floor, 101 Barclay Street
New York, NY10286
U.S.A.
電話：1-888-BNY-ADRs (1-888-269-2377) (美國境內免費電話)
傳真：1-212-571-3050
電郵：ADR@bankofny.com
網址：http://www.adrbny.com

主要往來銀行
香港上海匯豐銀行有限公司

股份登記處
香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心四十六樓
網址：http://www.computershare.com.hk

網址
http://www.haeco.com

查詢有關香港飛機工程有限公司之詳情，請聯絡：

香港飛機工程有限公司
公共事務總經理
香港金鐘道八十八號
太古廣場二期三十五字樓
電話：(852) 2840-8098
傳真：(852) 2526-9365

The Directors submit their report and the audited accounts for the year ended 31st December 2004 which are set out on pages 30 to 55.

董事局謹提呈截至二零零四年十二月三十一日止年度之報告書及經審核賬目。該等賬目詳列於第三十頁至第五十五頁。

Principal activity and results

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance. Its operations are carried out principally in Hong Kong and Xiamen, People's Republic of China. The results of the Group are set out in the consolidated profit and loss account on page 30.

主要業務及業績

香港飛機工程有限公司集團主要業務為經營商用飛機之大修及維修業務。其業務主要在香港及中華人民共和國廈門進行。本集團之業績詳列於第三十頁之綜合損益賬內。

Ten-year financial summary

A ten-year financial summary of the results and of the assets and liabilities of the Group is shown on pages 2 and 3.

十年財務概要

本集團之業績、資產及負債之十年財務概要載於第二頁及第三頁。

Dividends

The Directors recommend the payment of a final dividend of HK$0.77 per ordinary share for the year ended 31st December 2004 which, together with the interim dividend of HK$0.32 per ordinary share paid on 27th September 2004 makes a total dividend for the year of HK$1.09 per ordinary share. This represents a total distribution for the year of HK$181 million. Subject to the approval of the 2004 final dividend by the shareholders at the Annual General Meeting on 10th May 2005, it is expected that the dividend will be paid on 20th May 2005 to shareholders registered on 10th May 2005. The shareholders' register will be closed from 3rd May 2005 to 10th May 2005, both dates inclusive.

股息

董事局建議派發截至二零零四年十二月三十一日止年度之末期股息每普通股港幣0.77元，連同於二零零四年九月二十七日已派發之中期股息每普通股港幣0.32元，全年派息為每普通股港幣1.09元。全年派息總額為港幣一億八千一百萬元。二零零四年末期股息有待股東於二零零五年五月十日召開之股東週年大會通過，股息預期於二零零五年五月二十日派發予於二零零五年五月十日名列股東名冊內之股東。股票過戶手續將於二零零五年五月三日至二零零五年五月十日 (包括首尾兩天) 暫停辦理。

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 19 to the accounts.

儲備賬

本公司及本集團年內之儲備賬變動見賬目附註第19條。

Bank and other borrowings

The Company and its subsidiary companies have no bank loans at the end of the year. The details of other borrowings are shown in note 20 to the accounts.

銀行及其他借貸

本公司及其附屬公司於本年年底並無銀行借貸。其他借貸詳列於賬目附註第20條。

Interest

The details of interest are included in note 6 to the accounts.

利息

利息詳列於賬目附註第6條。

Accounting policies

The principal accounting policies of the Group are set out in note 2 to the accounts.

會計政策

本集團之主要會計政策見賬目附註第2條。

Donations

During the year the Company and its subsidiary companies made donations for charitable purposes totalling HK$2 million.

捐款

本年度內，本公司及其附屬公司之慈善捐款共達港幣二百萬元。

Fixed assets

Movements of fixed assets are shown in note 11 to the accounts.

Share capital

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies (2003: nil). At 31st December 2004, 166,324,850 shares were in issue (31st December 2003: 166,324,850 shares).

Commitments and contingencies

Details of capital commitments of the Group and the Company as at 31st December 2004 are set out in note 22 to the accounts. There are no contingent liabilities as at 31st December 2004.

Major customers and suppliers (significant contracts)

74% of sales and 43% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 46% of sales were made to the Group's largest customer, Cathay Pacific Airways Limited, while 20% of purchases were from the largest supplier, Aero Inventory (U.K.) Limited.

No Director, their associates or any shareholder who, to the knowledge of the Directors, owns more than 5% of the Company's issued share capital (other than in respect to Cathay Pacific Airways Limited) has an interest in the customers or suppliers disclosed above.

Agreement for services

The Company had an agreement for services ("Old Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"). Pursuant to the Old Agreement, JSSHK provided advice and expertise of the directors and senior officers of the John Swire & Sons Limited ("Swire") group, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK received annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The fees for each year were payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimbursed the Swire group for all the expenses incurred in the provision of the services at cost. The Old Agreement was terminated on 31st

固定資產

固定資產增減詳情，見賬目附註第11條。

股本

在回顧之年度內，本公司或其附屬公司並無購回、出售或贖回本公司之股份(二零零三年為零)。於二零零四年十二月三十一日，已發行股份為166,324,850股(二零零三年十二月三十一日為166,324,850股)。

承擔及或有事項

本集團及本公司於二零零四年十二月三十一日之資本承擔詳載於賬目附註第22條。於二零零四年十二月三十一日並無或有負債。

主要顧客及供應商(重要合約)

年內，本集團之五大顧客及供應商分別佔本公司銷售額百分之七十四及採購額百分之四十三。本集團之最大顧客國泰航空有限公司佔本公司銷售額百分之四十六，而二成之採購額則來自最大供應商Aero Inventory (U.K.) Limited。

據董事局所知，並無董事、彼等之聯繫人士或任何擁有百分之五以上本公司已發行股本之股東(國泰航空有限公司除外)，持有在上文披露之顧客或供應商之權益。

服務協議

本公司與香港太古集團有限公司(「香港太古集團」)曾訂立一份服務協議(「舊協議」)。根據該舊協議，香港太古集團提供英國太古集團有限公司(「太古」)集團董事及高層人員之意見與專業知識、太古集團員工之全職或兼職服務、其他行政及同類型服務，以及其他或會不時互相協定之服務。

香港太古集團就該等服務收取年度服務費，其計算方法乃按本公司扣除税項及少數股東權益前之綜合溢利並經若干調整後之百分之二點五。每年之服務費以現金分兩期於期末支付，中期付款於十月底支付，末期付款於翌年四月底支付，但須因應中期付款作出調整。本公司亦向太古集團按其成本支付於提供服務期間所產生之一切費用。舊協議於二零零四年十二月三十一日終止，並由一份於二零零四年

December 2004 and replaced by a new agreement ("New Agreement") signed on 1st December 2004 also with JSSHK.

十二月一日同樣與香港太古集團簽訂之新協議(「新協議」)取代。

The New Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

新協議由二零零五年一月一日起生效，將於二零零七年十二月三十一日終止。然而新協議終止後可續期，每三年為一期，除非協議任何一方給予另一方不少於三個月通知於任何年份之十二月三十一日終止該協議。

The terms of the New Agreement are substantially the same as those of the Old Agreement. The Directors estimate that the maximum aggregate annual amount of the service fees and the costs reimbursed to the Swire group under the New Agreement (excluding those in respect of shared administrative services) will not exceed HK$30 million.

新協議之條款與舊協議大致相同。董事局預計在新協議下，支付予太古集團之服務費用及服務成本之每年最高總額(不包括有關分擔行政服務之費用及成本)將不會超逾港幣三千萬元。

Swire is the holding company of Swire Pacific Limited ("Swire Pacific") which owns approximately 32.5% of the issued capital of the Company and JSSHK, a wholly owned subsidiary of Swire, is therefore a connected person of the Company under the Listing Rules. The transactions under the New Agreement are continuing connected transactions under the Listing Rules, in respect of which an announcement dated 1st December 2004 was published by the Company.

太古乃太古股份有限公司(「太古公司」)之控股公司，太古公司持有本公司及太古全資附屬公司香港太古集團約百分之三十二點五之已發行股本，根據上市規則，該公司因此乃本公司之關連人士。根據上市規則，在新協議下進行之交易乃屬持續關連交易，本公司已就此於二零零四年十二月一日發出一份公告。

As directors and employees of the Swire group, David Turnbull, Marven Bowles, Charles Bremridge, Davy Ho Cho Ying, Peter Johansen and Tony Tyler are interested in both the Old Agreement and the New Agreement, and in the case of Peter Johansen also as a shareholder.

唐寶麟、馬文博、彭勵志、何祖英、容漢新及湯彥麟作為太古集團董事及僱員，在新協議及舊協議中均有利益關係，而容漢新同時亦為股東。

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2004 are given in note 24 to the accounts.

有關截至二零零四年十二月三十一日止年度之已付費用及代支費用，詳情見賬目附註第24條。

Connected transaction

關連交易

The Company has placed its property all risks insurance ("the Policy") for the period 1st April 2004 to 31st March 2005 through Spaciom Limited ("SPACIOM"), a captive insurance company incorporated in the Isle of Man and wholly-owned by Swire Pacific. The premium paid by the Company in respect of the Policy was HK$4,095,092. The Directors consider that, by placing insurance through SPACIOM, the Company will better identify, control and manage the risks that the Company confronts as well as lower its cost of insurance.

本公司已將其財產一切險向Spaciom Limited (「SPACIOM」)投保(「該保單」)，該保單有效期由二零零四年四月一日至二零零五年三月三十一日。SPACIOM乃太古公司全資擁有之專屬自保保險公司，於馬恩島註冊成立。本公司就該保單所繳付之保費為港幣四百零九萬五千零九十二元。董事局認為透過SPACIOM投保，本公司將可更有效地識別、控制及管理本公司所面對之風險，並降低其保險成本。

This is a connected transaction because of Swire Pacific's shareholding in the Company as noted above and an announcement dated 16th June 2004 was published by the Company.

由於如上所述太古公司持有本公司之股權，因此是項乃關連交易，本公司已就此於二零零四年六月十六日發出一份公告。

Continuing connected transactions

AHK Air Hong Kong Limited ("AHK")

i) Total Care Package Contract ("the TCP Contract")

As part of the normal commercial activities of the Company in the ordinary and normal course of its business, the Company entered into the TCP Contract with AHK on 9th September 2004. Pursuant to this contract, the Company provides a total care package for AHK's fleet comprising initially six Airbus A300-600 freighters for a term of 8 years from 10th September 2004. AHK may extend this for a first term of 12 months and thereafter for a second term of 18 months. The service provided includes acquiring an inventory of spares for leasing to AHK and providing management, logistic support and maintenance to this inventory.

The Directors estimate that the maximum aggregate annual value ("the annual cap") of the TCP Contract will not exceed the amounts set out below:

持續關連交易

香港華民航空有限公司(「華民航空」)

i) 全責維護全套服務合約(「TCP合約」)

本公司於二零零四年九月九日與華民航空訂立TCP合約，是為本公司正常商業運作中之正常商業活動一部分。根據此合約，本公司為華民航空初步包括六架空中巴士A300-600型貨機之機隊提供全責維護全套服務，合約年期為八年，由二零零四年九月十日起計。華民航空可延長合約年期，第一次可延長年期十二個月，之後第二次可延長年期十八個月。提供之服務包括設立一個供華民航空租賃之備件庫，並為存貨提供管理、後勤支援及維護服務。

董事局預計TCP合約之每年最高總值(「每年上限」)將不會超逾下列數額：

For the year ending 31st December 截至十二月三十一日止年度								Up to 31st August 截至八月三十一日止
2004	2005	2006	2007	2008	2009	2010	2011	2012
(in HK$ Thousand 港幣千元)								
4,800	17,000	18,300	22,200	33,700	33,700	33,700	33,700	22,500

ii) Line Maintenance Contract ("the LM Contract")

Pursuant to this contract with AHK dated 9th September 2004, which is for a term of five years from 12th September 2004, the Company provides line maintenance services for AHK's fleet at Hong Kong International Airport. The services provided include routine maintenance check, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support.

The Directors estimate that the annual cap of the LM Contract will not exceed the amounts set out below:

ii) 外勤維修合約(「LM合約」)

此合約於二零零四年九月九日與華民航空訂立，合約年期為五年，由二零零四年九月十二日起計。根據此合約，本公司於香港國際機場為華民航空之機隊提供外勤維修服務。提供之服務包括常規性維修檢查、非常規性維修、處理入境班機出現之技術問題、特別維修支援、停機坪服務、物料供應、工具供應、飛機放行及驗證，以及飛機地面支援。

董事局預計LM合約之每年上限將不會超逾下列數額：

For the year ending 31st December 截至十二月三十一日止年度					Up to 31st August 截至八月三十一日止
2004	2005	2006	2007	2008	2009
(in HK$ Thousand 港幣千元)					
725	5,586	5,947	5,987	6,110	4,125

AHK is a 60% owned subsidiary of Cathay Pacific Airways Limited ("Cathay Pacific") which is a connected person of the Company because of its 27.4% interest in the Company and hence is an associate of Cathay Pacific and a connected person of the Company

華民航空乃國泰航空有限公司(「國泰航空」)持有六成權益之附屬公司，而國泰航空則因持有本公司百分之二十七點四權益而為本公司之關連人士，根據上市規則華民航空因而屬國泰航空之

under the Listing Rules. Both the TCP Contract and the LM Contract are therefore continuing connected transactions for the Company in respect of which an announcement dated 13th September 2004 was published.

The Independent Non-Executive Directors of the Company have reviewed these transactions and confirmed that they have been entered into:

i) in the usual and ordinary course of the Company's business;
ii) either on normal commercial terms or on terms no more favourable to AHK than terms available to independent third parties; and
iii) in accordance with the TCP Contract and LM Contract on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Auditors of the Company have reviewed the transactions and confirmed to the Board of Directors that:

"At your request, we have agreed to perform the following procedures and report to you the factual findings resulting from our work:

- the Transactions had received the approval of the Board of Directors of the Company;
- based on the opinion from independent financial advisor the Transactions were entered under normal business practices and commercial terms for the Company;
- the Transactions entered into in accordance with the agreements; and
- the aggregate values of the Transactions (revenues recognised by the Company from the Transactions) fall within the annual cap(s) as stated in the Announcement."

Directors

Of the present Directors whose names are listed on pages 19 to 20, Charles Bremridge and Bob Adams were appointed on 7th September 2004 and 1st October 2004 respectively. All the remaining Directors served throughout the year and still hold office at the date of this report.

In addition, Dr. Alex Wu Shu Chih served as a Director during the year and it is with great sadness that the Directors report his death on 10th January 2005.

At various times during the year, Chris Gibbs and Dr. The Hon. Michael Kadoorie served as alternate Directors.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith Derek Cridland, Dinty Dickson Leach and Mark Hayman retire at the forthcoming Annual General Meeting of the Company and being eligible, offer themselves for re-election.

聯繫人，並為本公司之關連人士。因此TCP合約及LM合約均為本公司之持續關連交易，本公司已就此於二零零四年九月十三日發出一份公告。

本公司之獨立非常務董事已審核此等交易，並確認此等交易乃按以下原則達成：

i) 按照本公司一般正常商業運作過程達成；
ii) 其條款乃屬正常商業條款，或與華民航空簽訂之條款並未優厚於給予獨立第三方之條款；及
iii) 根據TCP合約及LM合約，其條款乃屬公平合理，且符合本公司股東之整體利益。

本公司之核數師已審核此等交易，並向董事局確認：

「應 貴公司之要求，本核數師已同意進行以下程序，並向董事局報告所得之實際審查結果：

- 該等交易已得到 貴公司董事局之批核；
- 根據獨立財務顧問之意見，該等交易乃按照 貴公司正常商業運作過程及以正常商業條款達成；
- 該等交易乃按照協議達成；及
- 該等交易之總值(該等交易經由 貴公司確認之收益)乃如公告所述在每年上限之內。」

董事

名列於第十九頁至第二十頁之現任董事中，彭勵志及羅安達分別於二零零四年九月七日及二零零四年十月一日獲委任。其餘所有董事皆於年內全年任職，並於本報告書公佈之日仍然在任。

此外，吳樹熾博士亦於年內出任董事，惟董事局於二零零五年一月十日沉痛地宣佈其辭世之消息。

於本年度內之不同時間，簡柏基及米高嘉道理博士出任代董事。

根據本公司章程第九十三條，所有董事在通過普通決議案獲選後，均須於第三屆股東週年大會上告退。根據上述規定，梁德基、李德信及馬海文於本公司即將召開之股東週年大會告退，但因符合資格均願候選連任。

Bob Adams and Charles Bremridge, having been appointed to the Board under Article 91 since the last annual general meeting, also retire and offer themselves for election.

羅安達及彭勵志根據公司章程第九十一條於上屆股東週年大會後獲委任為董事，亦於本年告退並願候選連任。

No Director has a service contract with the Company that is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

各董事均無與本公司訂有不可由僱主免付賠償金(法定之賠償金除外)而於一年內終止之服務合約。

Fees totalling HK$0.4 million were paid to the Independent Non-Executive Directors during the year; they received no other emoluments from the Company or any of its subsidiary companies.

年內支付予獨立非常務董事之袍金總計港幣四十萬元；彼等並無自本公司或其任何附屬公司收取其他酬金。

Directors' interests

董事權益

At 31st December 2004, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

於二零零四年十二月三十一日，根據證券及期貨條例第三百五十二條須設立之名冊內所登記，以下董事在香港飛機工程有限公司之股份中持有實益：

	Personal 個人權益	Other 其他權益	Total 總計	Percentage of issued capital (%) 已發行股本百分比(%)	
Dr. The Hon. Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886	2.3	米高嘉道理博士 (代董事)
Dinty Dickson Leach	124,800	–	124,800	0.1	李德信

** Dr. The Hon. Michael Kadoorie is a beneficiary and the founder of discretionary trust which holds these shares.*

** 米高嘉道理博士是持有此等股份之全權信託之受益人及創立人。*

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations, if any (within the meaning of Part XV of the SFO).

除上述外，本公司之董事或行政總裁並無在本公司或其任何相聯法團(如有,定義見證券及期貨條例第XV部)之股份或相關股份及債券中擁有任何實益或非實益之權益或淡倉。

Neither during nor prior to the year under review has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

在本年度內或之前，本公司之任何董事或彼等之配偶或未成年子女並無獲授權或行使權利，以認購本公司股份、認股權證或債券。

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations was a party, which was of significance and in which the Director's interest was material.

在本年度任何期間內，除在此報告內所述外，本公司或其任何相聯法團所簽訂之重要合約，概無董事在其中直接或間接擁有重大實益。

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

在本年度任何期間內，本公司或其任何相聯法團，概無任何安排使公司董事得以購買本公司或其他法人團體之股份或債券而獲得利益。

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2004 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders (as defined in the Listing Rules), all being beneficial interests:

主要股東權益及其他權益

根據證券及期貨條例第三百三十六條須設立之股份及淡倉權益名冊所載，於二零零四年十二月三十一日，本公司已獲通知主要股東於本公司之股份持有以下權益 (定義見上市規則)，全部均為實益：

	Number of shares 股份數目	Percentage of issued capital (%) 已發行股本百分比(%)	Remarks 備註
John Swire & Sons Limited 英國太古集團有限公司	99,649,103	59.9	
Swire Pacific Limited 太古股份有限公司	99,649,103	59.9)	Duplication of John Swire & Sons Limited's holding (see Note) 與英國太古集團有限公司之持股量重複(見附註)
Cathay Pacific Airways Limited 國泰航空有限公司	45,649,686	27.4)	

Note: At 31st December 2004, the John Swire & Sons Limited group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.5% of the issued share capital and 52.9% of the voting rights; Swire Pacific Limited in turn controlled 46.5% of Cathay Pacific Airways Limited.

附註：於二零零四年十二月三十一日，英國太古集團直接或間接擁有之太古股份有限公司股份權益為百分之二十九點五已發行股本及百分之五十二點九投票權；太古股份有限公司則持有國泰航空有限公司百分之四十六點五控股權。

In addition, at 31st December 2004 the register of interests in shares and short positions showed the following interest in the shares of the Company held in the capacity of investment manager:

此外，於二零零四年十二月三十一日，根據股份權益及淡倉名冊所載，以投資經理名義持有之本公司股份權益如下：

	Number of shares 股份數目	Percentage of issued capital (%) 已發行股本百分比(%)
Marathon Asset Management Limited	14,985,730	9.0

Public float

To the best information and belief of the Directors, at least 25% of the Company's total issued share capital was held by the public at all times during the period under review.

公眾持股量

就董事局所知及所信，在回顧之年度內任何時候，本公司之已發行股本總額至少百分之二十五乃由公眾人士持有。

Auditors

A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

核數師

在即將舉行之股東週年大會上將動議通過再聘請羅兵咸永道會計師事務所為本公司核數師之決議案。

By order of the Board

David Turnbull
Chairman
Hong Kong, 8th March 2005

承董事局命

主席
唐寶麟
香港，二零零五年三月八日

CONSOLIDATED PROFIT AND LOSS ACCOUNT | 綜合損益賬

for the year ended 31st December 2004 截至二零零四年十二月三十一日止年度

(in HK$ Million)	Note 附註	2004	2003	*(港幣百萬元)*
Turnover	2(m)	**2,153**	1,987	**營業總額**
Operating expenses:				**營業開支：**
Staff remuneration	4	**(1,082)**	(1,045)	職員薪酬
Cost of direct material/job expenses		**(374)**	(480)	直接材料費用/工作開支
Depreciation	11	**(144)**	(129)	折舊
Operating lease rentals – land & buildings		**(46)**	(50)	營業租賃租金 — 土地及樓宇
Auditors' remuneration		**(1)**	(1)	核數師酬金
Changes in work in progress		**(19)**	1	未完工程變動
Other operating expenses		**(265)**	(175)	其他營業開支
Operating profit		**222**	108	**營業溢利**
Net finance charges	6	**(3)**	(4)	**財務支出淨額**
Net operating profit		**219**	104	**營業淨溢利**
Share of results of jointly controlled companies	13	**301**	307	**應佔共控公司業績**
Profit before taxation		**520**	411	**除稅前溢利**
Taxation	7	**(69)**	(66)	**稅項**
Profit after taxation		**451**	345	**除稅後溢利**
Minority interests		**(13)**	–	**少數股東權益**
Profit attributable to shareholders	8	**438**	345	**股東應佔溢利**
Dividends				**股息**
Interim – paid		**53**	47	中期 — 已付
Final – proposed		**128**	93	末期 — 擬派
Special		**–**	166	特別
	9	**181**	306	
Earnings per share	10	**HK$2.63**	HK$2.07	**每股盈利**
Dividends per share	9			**每股股息**
Interim		**HK$0.32**	HK$0.28	中期
Final		**HK$0.77**	HK$0.56	末期
Special		**–**	HK$1.00	特別
Total		**HK$1.09**	HK$1.84	合共

The notes on pages 35 to 55 form part of these accounts.

由第三十五頁至第五十五頁之附註均屬此賬目之一部份。

CONSOLIDATED BALANCE SHEET | 綜合資產負債表

at 31st December 2004 二零零四年十二月三十一日結算

(in HK$ Million)	Note 附註	2004	2003	(港幣百萬元)
Fixed assets	11	**2,300**	1,513	**固定資產**
Jointly controlled companies	13	**718**	1,122	**共控公司**
Deferred items				**遞延項目**
Staff loans		**5**	5	職員借款
Retirement benefit assets	14	**199**	196	退休金資產
Deferred taxation	15	**(158)**	(140)	遞延稅項
		46	61	
Current assets				**流動資產**
Stocks of aircraft parts	16	**71**	33	飛機零件存貨
Work in progress	16	**79**	70	未完工程
Debtors and prepayments	17	**393**	202	應收及預付賬項
Amounts due from jointly controlled companies		**14**	15	應收共控公司款項
Deposits and bank balances	21(c)	**576**	420	存款及銀行結存
		1,133	740	
Current liabilities				**流動負債**
Creditors and accruals	17	**484**	329	應付及應計賬項
Term loan due within one year	20	**4**	4	一年內期滿之長期借款
Amount due to a jointly controlled company		**–**	15	應付共控公司款項
Taxation		**9**	–	稅項
		497	348	
Net current assets		**636**	392	**流動資產淨值**
		3,700	3,088	
Financed by:				資本來源：
Share capital	18	**166**	166	**股本**
Reserves	19	**2,943**	2,817	**儲備**
Shareholders' equity		**3,109**	2,983	**股東股權**
Minority interests		**495**	5	**少數股東權益**
Long term loan	20	**96**	100	**長期借款**
		3,700	3,088	

David Turnbull 董事

Dinty Dickson Leach **唐寶麟**

Director **李德信**

Hong Kong, 8th March 2005 *香港，二零零五年三月八日*

The notes on pages 35 to 55 form part of these accounts.

由第三十五頁至第五十五頁之附註均屬此賬目之一部份。

COMPANY BALANCE SHEET | 公司資產負債表

at 31st December 2004 二零零四年十二月三十一日結算

(in HK$ Million)	Note 附註	2004	2003	*(港幣百萬元)*
Fixed assets	*11*	**1,461**	1,513	**固定資產**
Subsidiary companies	*12*	**268**	–	**附屬公司**
Jointly controlled companies	*13*	**51**	322	**共控公司**
Deferred items				**遞延項目**
Staff loans		**5**	5	職員借款
Retirement benefit assets	*14*	**199**	196	退休金資產
Deferred taxation	*15*	**(169)**	(140)	遞延稅項
		35	61	
Current assets				**流動資產**
Stocks of aircraft parts	*16*	**34**	33	飛機零件存貨
Work in progress	*16*	**54**	70	未完工程
Debtors and prepayments	*17*	**292**	202	應收及預付賬項
Amount due from a subsidiary company		**18**	–	應收附屬公司款項
Amounts due from jointly controlled companies		**11**	15	應收共控公司款項
Deposits and bank balances		**387**	407	存款及銀行結存
		796	727	
Current liabilities				**流動負債**
Creditors and accruals	*17*	**364**	325	應付及應計賬項
Term loan due within one year	*20*	**4**	4	一年內期滿之長期借款
Amount due to a subsidiary company		**9**	–	應付附屬公司款項
Amount due to a jointly controlled company		**–**	15	應付共控公司款項
		377	344	
Net current assets		**419**	383	**流動資產淨值**
		2,234	2,279	
Financed by:				資本來源：
Share capital	*18*	**166**	166	**股本**
Reserves	*19*	**1,972**	2,013	**儲備**
Shareholders' equity		**2,138**	2,179	**股東股權**
Long term loan	*20*	**96**	100	**長期借款**
		2,234	2,279	

David Turnbull 董事
Dinty Dickson Leach 唐寶麟
Director 李德信

Hong Kong, 8th March 2005 香港，二零零五年三月八日

The notes on pages 35 to 55 form part of these accounts. 由第三十五頁至第五十五頁之附註均屬此賬目之一部份。

CONSOLIDATED CASH FLOW STATEMENT | 綜合現金流量表

for the year ended 31st December 2004 *截至二零零四年十二月三十一日止年度*

(in HK$ Million)	Note 附註	**2004**	2003	*(港幣百萬元)*
Operating activities				**營運業務**
Cash generated from operations	*21(a)*	**317**	253	營業產生之現金
Interest paid		**(8)**	(9)	已付利息
Interest received		**5**	6	已收利息
Net cash inflow from operating activities		**314**	250	**營運業務之現金流入淨額**
Investing activities				**投資業務**
Purchase of fixed assets		**(116)**	(47)	購買固定資產
Sale of fixed assets		**3**	2	出售固定資產
Acquisition of a subsidiary company	*21(d)*	**142**	–	購入附屬公司
Loan advanced to a jointly controlled company		**–**	(11)	予共控公司借款
Loans repaid by jointly controlled companies		**62**	188	共控公司償還借款
Dividends received from jointly controlled companies		**70**	33	已收共控公司之股息
Net (increase)/decrease in short-term deposits maturing after three months		**(15)**	60	逾三個月定期之短期存款(增加)/減少淨額
Net cash inflow from investing activities		**146**	225	**投資業務之現金流入淨額**
Financing activities				**融資業務**
Repayment of term loan		**(4)**	(3)	償還長期借款
Dividends paid to shareholders		**(312)**	(539)	已付予股東之股息
Dividends paid to minority interests		**(25)**	–	已付予少數股東權益之股息
Net cash outflow from financing activities		**(341)**	(542)	**融資業務之現金流出淨額**
Increase/(decrease) in cash and cash equivalents		**119**	(67)	**現金及現金等價物增加/(減少)**
Cash and cash equivalents at 1st January		**408**	475	一月一日結算之現金及現金等價物
Cash and cash equivalents at 31st December		**527**	408	**十二月三十一日結算之現金及現金等價物**

The notes on pages 35 to 55 form part of these accounts.

由第三十五頁至第五十五頁之附註均屬此賬目之一部份。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | 綜合股權變動表

for the year ended 31st December 2004 截至二零零四年十二月三十一日止年度

(in HK$ Million)	**2004**	2003	*(港幣百萬元)*
Total equity at 1st January	**2,983**	3,177	一月一日結算之股權總計
Profit attributable to shareholders	**438**	345	股東應佔溢利
Dividends paid	**(312)**	(539)	已付股息
Total equity at 31st December	**3,109**	2,983	十二月三十一日結算之股權總計

The notes on pages 35 to 55 form part of these accounts.

由第三十五頁至第五十五頁之附註均屬此賬目之一部份。

1. Principal activities

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance in Hong Kong. The principal activities of the Group's subsidiary and jointly controlled companies are set out on page 55.

Since the Group is primarily engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong and overseas, no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided under note 3. Financial summaries of the jointly controlled companies are provided under note 13.

1. 主要業務

香港飛機工程有限公司主要在香港從事商用飛機大修及維修業務。本集團之附屬及共控公司之主要業務見第五十五頁。

由於本集團主要在香港及海外從事商用飛機維修、改裝及修理業務，因此並無報告進一步之業績分項資料。集團財務資料之地區分項分析於附註3列述，共控公司之財務概要則於附註13列述。

2. Statement of principal accounting policies

(a) Basis of preparation

The accounts have been prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements set out in the Listing Rules of the Stock Exchange. There have been no major changes to the principal accounting policies for 2004.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Basis of consolidation

The consolidated accounts incorporate the accounts of Hong Kong Aircraft Engineering Company Limited and its subsidiary companies made up to 31st December.

Turnover and the results of the subsidiary companies are included in the consolidated profit and loss account and the minority interests therein are deducted from the consolidated profit after taxation. Results attributable to subsidiary company interests acquired or disposed of during the year are included from the date of acquisition or to the date of disposal as applicable.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated upon consolidation.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

(c) Subsidiary companies

Subsidiary companies are those companies in which the Group has an interest of more than half the voting powers or otherwise has the power to govern the financial and operating policies.

2. 主要會計政策說明

(a) 編製原則

賬目乃按照香港普遍接納之會計原則編製，並符合香港會計師公會頒佈之會計準則及聯合交易所之上市規則開列之披露要求。二零零四年在主要會計政策方面並無重大改變。

香港會計師公會已頒佈多項新訂或修訂之香港財務匯報準則及香港會計準則(「新財務匯報準則」)，於二零零五年一月一日或以後開始之會計期生效。本集團並未在截至二零零四年十二月三十一日止年度之財務報表提前採用此等新財務匯報準則。本集團已開始就此等新財務匯報準則之影響作出評估，惟目前仍未能説明此等新財務匯報準則會否對業績及財政狀況造成重大影響。

(b) 綜合原則

綜合賬目包括香港飛機工程有限公司及其附屬公司結算至十二月三十一日之賬目。

附屬公司之營業總額及其業績已包括於綜合損益賬內，其中少數股東權益則自除税後綜合溢利中扣除。年內購入或出售之附屬公司權益，應佔業績自購入之日起或出售之日包括在賬目之內。

集團旗下公司間之交易、結存及交易之未變現利益，均於合併時沖銷。

在資產負債表中之少數股東權益指集團以外之股東所佔附屬公司之資產淨值。

(c) 附屬公司

附屬公司乃指本集團持有逾半數投票權之權益或有權管治其財務及營業政策之公司。

In the Company's balance sheet investments in subsidiary companies are stated at cost less provision for any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

在本公司之資產負債表內，附屬公司之投資按成本扣除任何減值虧損準備入賬。附屬公司業績在本公司賬目中按已收及應收股息入賬。

(d) Jointly controlled companies

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity of the entity.

The consolidated profit and loss account includes the Group's share of results of jointly controlled companies. In the consolidated balance sheet, the investment in jointly controlled companies represents the Group's share of net assets. In the Company's balance sheet, investments in jointly controlled companies are stated at cost less provision for any impairment losses.

(d) 共控公司

合資聯營乃一項合約安排，由集團及其他夥伴進行一項經濟活動，而該項經濟活動為共同控制，沒有一名參與之夥伴能對該實體之經濟活動進行單方面控制。

綜合損益賬包括本集團應佔共控公司之業績。在綜合資產負債表上，在共控公司之投資相等於本集團應佔資產淨值。在本公司資產負債表內，在共控公司之投資按成本扣除減值虧損列賬。

(e) Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and jointly controlled companies over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. All goodwill arising before 1st January 2001 was eliminated against revenue reserve. Goodwill incurred after 1st January 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight-line basis over its estimated useful economic life.

Any impairment arising on goodwill is recognised in the profit and loss account immediately.

(e) 商譽值

綜合賬目所產生之商譽值，即購入附屬公司及共控公司之成本超過在購入當天本集團在可分資產淨值中應佔之公平價值。所有於二零零一年一月一日前產生之商譽值已於收益儲備中撇銷。二零零一年一月一日後產生之商譽值均需於資產負債表內資本化，及根據其估計之有效期以直線攤銷法計入損益賬中。

任何於商譽值產生之減值即時於損益賬中確認。

(f) Foreign currencies

Foreign currency denominated monetary assets and liabilities and the balance sheets are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are translated at the market exchange rates ruling at the transaction dates. Exchange differences are reflected in the profit and loss account except for unrealised differences on net investments in foreign subsidiary and jointly controlled companies which are taken directly to revenue reserve.

The balance sheets of foreign subsidiary and jointly controlled companies denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at the weighted average exchange rates during the year.

(f) 外幣

以外幣為單位之貨幣資產及負債及資產負債表，經按資產負債表結算日之兌換率化為港元。年內之外幣交易以交易日之市場匯兌率換算。兌換盈虧已列入損益賬，但於外國附屬及共控公司之投資淨額之未變現差額則除外，該等差額直接計入收益儲備內。

於年內，以外幣計值之外國附屬及共控公司之資產負債表以資產負債表結算日之兌換率折算，而損益賬則以加權平均匯率折算。

(g) Assets under operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Payments made and due under operating lease agreements are aggregated and charged to operating profit evenly over the periods of the respective leases.

(g) 營業租賃資產

當絕大部分資產之回報及風險擁有權為租賃公司所持有，租賃當作營業租賃入賬。

按營業租賃協議支付或應付之租賃費用，經合併計算按租賃期平均列入營業溢利賬中支銷。

(h) Fixed assets and depreciation

Fixed assets are carried at cost less accumulated depreciation and accumulated impairment losses.

(h) 固定資產及折舊

固定資產按成本減累積折舊及累積減值虧損列賬。

Rates of depreciation are calculated to write off the cost of fixed assets over the estimated useful lives of the assets.

Depreciation rates in use for fixed assets are as follows:

Leasehold land and associated costs	Lease period
Buildings and facilities	2.5% to 5%
Equipment, plant and machinery	9% to 33%
Motor vehicles, computer software	18% to 20%
Rotable spares	7%
Plant and buildings under construction	Nil

Where the carrying amount of an asset is greater than its estimated recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount.

The gain or loss on disposal of a fixed asset represents the difference between the net sales proceeds and the carrying amount of the asset, and is recognised in the profit and loss account.

(i) *Stocks and work in progress*

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) *Accounts receivable*

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) *Cash and cash equivalents*

Deposits and bank balances are carried in the balance sheet at cost.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired, less bank overdrafts.

(l) *Deferred taxation*

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary and jointly controlled companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

折舊率按固定資產之估計可供使用年期撇銷其成本計算。

固定資產使用之折舊率如下:

租賃土地及相關成本	租賃期
樓宇及設施	2.5%至5%
設備、廠房及機器	9% 至33%
汽車、電腦軟件	18% 至20%
可修護備件	7%
興建中之廠房及樓宇	無

如資產之賬面值高於其估計可收回值,則列算一項資本虧損以將資產值減至其可收回值。

出售固定資產損益乃指出售淨收入與資產賬面值之差額,並已列入損益賬中。

(i) *存貨及未完工程*

存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。可變現淨值乃按預期出售收入減估計銷售開支而釐定。

(j) *應收款項*

對被視為呆賬之應收款項予以準備。資產負債表內之應收款項已扣除此準備。

(k) *現金及現金等價物*

存款及銀行結存已按成本記入資產負債表中。

為編製現金流量表,現金及現金等價物包括庫存現金、銀行及財務機構催繳時須清還之款項及於購入時三個月內期滿之短期流動投資,減銀行透支。

(l) *遞延稅項*

遞延稅項乃採用負債法就資產及負債之評稅基準與其在賬目中之帳面值引起之暫時差異作出全數準備。遞延稅項採用在資產負債表結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可運用之暫時差異抵銷而確認。

遞延稅項乃就附屬及共控公司投資產生之暫時差異而作出準備,但如可以控制暫時差異之撥回時間,並有可能在可預見將來不會撥回則除外。

(m) Turnover and revenue recognition

Turnover is the aggregate of amounts invoiced to customers. Invoices are raised either on completion or on stage completion depending on the terms of individual contracts. For incomplete contract work, revenue recognised represents cost of work incurred which is valued on the same basis as work in progress (note i). Total revenue recognised for the completed contract is equal to the aggregate of amounts invoiced for the contract. Finance income is recognised on an accrual basis. Dividend income is recognised when the right to receive payment is established.

(n) Staff benefits

(i) Retirement benefits

The Company offers either the Mandatory Provident Fund ("MPF") or one of two defined benefit retirement schemes to staff. The latter schemes are held under trust arrangements and actuarially valued as required on a regular basis using a prospective actuarial valuation method. They are funded in accordance with the actuarial recommendation.

The Company's contributions to the MPF are charged to the profit and loss account as incurred. For the two defined benefit schemes, retirement benefit costs, which are assessed using the projected unit credit method, are charged to the profit and loss account. Under this method, plan assets are measured at fair value; retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The above calculations are performed annually by an actuary or the administration manager of the schemes.

Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") pays contributions to the required statutory retirement scheme for its local employees. The scheme is operated by the Mainland China government. Contribution to the scheme is expensed as incurred.

(ii) Staff leave entitlements

Costs related to staff annual leave are recognised as the leave accrues to staff.

(o) Related parties

Related parties are individuals and companies, including subsidiary and jointly controlled companies, where the individual, company, or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions.

(m)營業總額及收益認算

營業總額為開給顧客發票之總額。發票根據個別合約條款於工程完畢後或按完成階段開出。未完工程之認算收入相等於按該工程估值基準計算之工程成本 (附註i)。完成工程之總認算收入為就該合約開出發票總額。財務收入按應計基準認算。股息收入於確定有權接受款項後認算。

(n) 僱員福利

(i) 退休福利

本公司讓其僱員選擇參加強制性公積金（「強積金」）或兩項界定退休福利計劃其中一項。兩項界定退休福利計劃以信託協議持有，定期要求精算師以預期精算之估值方法予以估值。此等計劃乃根據精算建議供款。

本公司之強積金供款如數記入損益賬內。而兩項界定福利計劃則用預計單位貸記法估量之退休福利費用入賬。按照此法，計劃資產按公平值衡量，而退休福利責任則參考期限與外匯基金票據之相若負債之市場孳息率，以預計其未來現金流量，再折算為現值。精算盈虧以計劃責任現值或計劃資產公平值兩者之間較大者百分之十為限，超過此上限之金額將按參與之僱員之預期平均餘下服務年期間，在綜合損益賬中認算。

以上之計算每年由精算公司或計劃之管理經理進行。

廈門太古飛機工程有限公司(「廈門太古飛機工程公司」）為其當地僱員向所需之法定退休計劃供款。該計劃由中國內地政府管理。向該計劃所作之供款在須作供款時支付。

(ii) 僱員可享有之假期

與僱員年假相關之費用獲認算為僱員應計假期。

(o) 有關連人士

有關連人士指個人及公司，包括附屬公司及共控公司，其個人、公司或集團有能力直接或間接控制另一方，或可在財務及營運決策上對另一方行使重大影響力。

3. Segment information

3. 分項資料

Reporting by geographical segment for the year ended 31st December:

截至十二月三十一日止年度按地區分項報告：

(in HK$ Million)	Operating principally in Hong Kong 主要於香港營運		Operating in Mainland China 於中國內地營運		Inter-segment elimination 分項之間抵銷		Total 總計		(港幣百萬元)
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	
Turnover	**1,988**	1,987	**172**	–	**(7)**	–	**2,153**	1,987	營業總額
Operating profit	**201**	108	**21**	–			**222**	108	營業溢利
Net finance (charges)/income	**(4)**	(4)	**1**	–			**(3)**	(4)	財務(支出)/收入淨額
Share of results of jointly controlled companies	**210**	213	**91**	94			**301**	307	共控公司應佔業績
Profit before taxation	**407**	317	**113**	94			**520**	411	除稅前溢利
Profit attributable to shareholders	**342**	257	**96**	88			**438**	345	股東應佔溢利
Capital expenditure	**83**	47	**33**	–			**116**	47	資本開支
Depreciation	**128**	129	**16**	–			**144**	129	折舊

Analysis of total assets and total liabilities of the Group by geographical segment at 31st December:

十二月三十一日結算集團按地區分項資產總額及負債總額之分析：

(in HK$ Million)	Operating principally in Hong Kong 主要於香港營運		Operating in Mainland China 於中國內地營運		Inter-segment elimination 分項之間抵銷		Total 總計		(港幣百萬元)
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	
Segment assets	**2,475**	2,454	**1,189**	–	**(27)**	–	**3,637**	2,454	分項資產
Jointly controlled companies	**668**	627	**50**	495	**–**	–	**718**	1,122	共控公司
Segment liabilities	**(550)**	(488)	**(132)**	–	**27**	–	**(655)**	(488)	分項負債
Long term loan	**(96)**	(100)	**–**	–	**–**	–	**(96)**	(100)	長期借款
Minority interests	**(5)**	(5)	**(490)**	–	**–**	–	**(495)**	(5)	少數股東權益
Net assets	**2,492**	2,488	**617**	495	**–**	–	**3,109**	2,983	資產淨額

4. Staff remuneration

4. 職員薪酬

Total staff remuneration, which includes pension scheme contributions, salaries, allowances and benefits in kind for 2004 amounted to HK$1,082 million (2003: HK$1,045 million). Of the five highest paid employees, four (2003: four) were Directors and details of their remuneration are given in note 5; remuneration details for the other one (2003: one) employee are:

二零零四年包括退休金計劃供款、薪金、津貼及實物利益之職員薪酬合共港幣十億八千二百萬元(二零零三年為港幣十億四千五百萬元)。五名最高薪職員中，四名(二零零三年為四名)為董事，其酬金於附註5列述；餘下一名(二零零三年為一名)之薪酬詳述如下：

	Group 集團					
	2004				2003	
(in HK$ Thousand)	Basic salary 基本薪金	Bonus 花紅	Allowances & other benefits 津貼及其他福利	Total 總計	Total 總計	(港幣千元)
John Chi Tin Mong	**1,356**	**496**	**670**	**2,522**	2,920	遲天孟

5. Directors' remuneration

Total number of Directors who served during the year was thirteen (2003: twelve). Their remuneration was as follows:

5. 董事酬金

年內在任董事數目總計為十三人(二零零三年為十二人)。其酬金如下：

	Group 集團						
	2004					2003	
	Directors' fees* 董事袍金*	Basic salary 基本薪金	Bonus# 花紅#	Allowances & other benefits 津貼及其他福利	Total 總計	Total 總計	
(in HK$ Thousand)							*(港幣千元)*
Executive Directors:							常務董事：
David Turnbull	–	528	492	393	1,413	1,361	唐寶麟
Chan Ping Kit	–	2,640	2,225	1,372	6,237	6,521	陳炳傑
Charles Bremridge	–	367	–	690	1,057	–	彭勵志
Marven Bowles	–	1,380	1,288	1,222	3,890	5,099	馬文博
Mark Hayman	–	1,483	667	1,032	3,182	3,312	馬海文
John Paterson	–	–	1,393	45	1,438	5,915	鮑天頌
	–	6,398	6,065	4,754	17,217	22,208	
Non-Executive Directors:							非常務董事：
Derek Cridland	–	–	–	–	–	–	梁德基
Davy Ho Cho Ying	–	–	–	–	–	–	何祖英
Peter Johansen	–	–	–	–	–	–	容漢新
Tony Tyler	–	–	–	–	–	–	湯彥麟
	–	–	–	–	–	–	
Independent Non-Executive Directors:							獨立非常務董事：
Bob Adams	20	–	–	–	20	–	羅安達
Dinty Dickson Leach	160	–	–	–	160	115	李德信
Lincoln Leong Kwok Kuen	122	–	–	–	122	80	梁國權
Dr. Alex Wu Shu Chih	118	–	–	–	118	85	吳樹熾博士
	420	–	–	–	420	280	
	420	**6,398**	**6,065**	**4,754**	**17,637**	22,488	

* Annual Directors' fees are determined by the Board and for 2004 comprised Director's fee HK$80,000, fee for serving on Audit Committee HK$50,000 and fee for serving on Remuneration Committee HK$30,000 respectively.

\# Bonus paid to the Executive Directors in the year is based on previous year's results. John Paterson resigned in 2003, but received a bonus in 2004 based on 2003 results.

* 每年之董事袍金由董事局決定，二零零四年包括董事袍金港幣八萬元，出任審核委員會酬金港幣五萬元，及出任薪酬委員會酬金港幣三萬元。

\# 年內支付予常務董事之花紅乃根據上年度之業績而定。鮑天頌於二零零三年離任，但根據二零零三年度業績於二零零四年收取花紅。

6. Net finance charges

6. 財務支出淨額

	Group 集團		
	2004	2003	
(in HK$ Million)			*(港幣百萬元)*
Finance income	**5**	5	財務收入
Interest on long term loan not wholly repayable within five years (note 20)	**(8)**	(9)	毋須於五年內全部清還之長期借款利息 (附註20)
	(3)	(4)	

7. Taxation

7. 稅項

(in HK$ Million) (港幣百萬元)	Group 集團 2004	2003
The taxation charge comprises: 稅項支出包括：		
The Company and its subsidiary companies: 本公司及其附屬公司：		
Current taxation – overseas 本期稅項 – 海外	**(1)**	–
Deferred taxation (note 15) 遞延稅項 (附註15)	**(23)**	(22)
	(24)	(22)
Share of taxation attributable to jointly controlled companies: 應佔共控公司之稅項：		
Hong Kong profits tax 香港利得稅	**(37)**	(38)
Overseas tax 海外稅項	**(8)**	(6)
	(45)	(44)
	(69)	(66)

No provision for Hong Kong profits tax has been made by the Company for the year as its assessable profit is wholly absorbed by the tax losses brought forward. Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

本公司因應課稅溢利已完全為前期稅項虧損所抵銷，所以未有為本年度香港利得稅作出準備。香港利得稅乃以本年度之估計應課稅溢利按稅率百分之十七點五計算(二零零三年為百分之十七點五)。海外稅項則按各司法管轄區所採用之稅率計算。

Reconciliation between the tax charge and tax at the applicable tax rate:

稅務支出與適用稅率之稅項對賬：

(in HK$ Million) (港幣百萬元)	Group 集團 2004	2003
Profit before taxation 除稅前溢利	**520**	411
Nominal amount at Hong Kong profits tax rate of 17.5% (2003: 17.5%) 按香港利得稅率百分之十七點五 (二零零三年為百分之十七點五) 計算之面額	**(91)**	(72)
Effect of different tax rates in overseas jurisdictions 海外司法管轄區不同稅率之影響	**15**	9
Non-taxable items 無須課稅之項目	**7**	9
Utilisation of previously unrecognised tax losses 運用過往年度未確認之稅務虧損	**–**	1
Over provisions in prior years 過往年度準備撥回過多	**–**	1
Effect of changes in tax rates 稅率改變之影響	**–**	(14)
Total tax charge per accounts 按賬目之稅務支出總計	**(69)**	(66)

8. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$271 million (2003: HK$115 million) is dealt with in the accounts of the Company.

8. 股東應佔溢利

股東應佔溢利中，已計算於本公司賬項內為港幣二億七千一百萬元(二零零三年為港幣一億一千五百萬元)。

9. Dividends

9. 股息

	Company 公司		
	2004	2003	
(in HK$ Million)			*(港幣百萬元)*
Interim, paid on 27th September 2004, of HK$0.32 per share (2003: HK$0.28 per share)	**53**	47	於二零零四年九月二十七日已派發之中期股息，每股港幣0.32元 (二零零三年為每股港幣0.28元)
Final, proposed, of HK$0.77 per share (2003: HK$0.56 per share)	**128**	93	擬派末期股息每股港幣0.77元 (二零零三年為每股港幣0.56元)
Special, of nil per share (2003: HK$1.00 per share)	**–**	166	特別股息每股港幣零元 (二零零三年為每股港幣1.00元)
	181	306	

At a Board meeting held on 8th March 2005, Directors recommended a final dividend of HK$0.77 per share. The proposed dividend is not reflected as dividend payable in these accounts, but will be accounted for as an appropriation of the revenue reserve for the year ending 31st December 2005.

董事局於二零零五年三月八日舉行之董事局大會上，建議派發末期股息為每股港幣0.77元。擬派股息不在此等賬目中反映為應付股息，但將列為截至二零零五年十二月三十一日止年度之收益儲備提撥。

10. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders of HK$438 million (2003: HK$345 million) and to the weighted average of 166,324,850 (2003: 166,324,850) ordinary shares in issue.

10. 每股盈利

每股盈利乃根據股東應佔溢利港幣四億三千八百萬元(二零零三年為港幣三億四千五百萬元)及已發行之加權平均股份數目166,324,850股 (二零零三年為166,324,850股) 普通股計算。

11. Fixed assets

11. 固定資產

(in HK$ Million)	Group 集團 Leasehold land 租賃土地	Buildings 樓宇	Plant, machinery and tools 廠房、機器及工具	Vehicles, equipment and furniture 汽車、設備及傢俬	Rotable spares 可修護備件	Plant and buildings under construction 興建中之廠房及樓宇	Total 總額	(港幣百萬元)
Cost								**原價**
At 31st December 2003	21	1,067	952	182	73	9	2,304	二零零三年十二月三十一日結算
Acquisition of a subsidiary company	206	656	278	33	–	54	1,227	購入附屬公司
Additions and transfers	–	–	41	14	44	17	116	增置及轉撥
Disposals	–	–	(25)	(27)	(3)	–	(55)	出售
At 31st December 2004	**227**	**1,723**	**1,246**	**202**	**114**	**80**	**3,592**	二零零四年十二月三十一日結算
Depreciation								**折舊**
At 31st December 2003	2	201	423	160	5	–	791	二零零三年十二月三十一日結算
Acquisition of a subsidiary company	26	209	147	22	–	–	404	購入附屬公司
Charge for the year	2	62	61	13	6	–	144	本年度折舊
Disposals	–	–	(21)	(26)	–	–	(47)	出售
At 31st December 2004	**30**	**472**	**610**	**169**	**11**	**–**	**1,292**	二零零四年十二月三十一日結算
Net book value								**賬面淨值**
At 31st December 2004	**197**	**1,251**	**636**	**33**	**103**	**80**	**2,300**	二零零四年十二月三十一日結算
At 31st December 2003	19	866	529	22	68	9	1,513	二零零三年十二月三十一日結算

(in HK$ Million)	Company 公司 Leasehold land 租賃土地	Buildings 樓宇	Plant, machinery and tools 廠房、機器及工具	Vehicles, equipment and furniture 汽車、設備及傢俬	Rotable spares 可修護備件	Plant and buildings under construction 興建中之廠房及樓宇	Total 總額	(港幣百萬元)
Cost								**原價**
At 31st December 2003	21	1,067	952	182	73	9	2,304	二零零三年十二月三十一日結算
Additions and transfers	–	–	30	13	44	(4)	83	增置及轉撥
Disposals	–	–	(21)	(25)	(3)	–	(49)	出售
At 31st December 2004	**21**	**1,067**	**961**	**170**	**114**	**5**	**2,338**	二零零四年十二月三十一日結算
Depreciation								**折舊**
At 31st December 2003	2	201	423	160	5	–	791	二零零三年十二月三十一日結算
Charge for the year	1	54	54	13	6	–	128	本年度折舊
Disposals	–	–	(18)	(24)	–	–	(42)	出售
At 31st December 2004	**3**	**255**	**459**	**149**	**11**	**–**	**877**	二零零四年十二月三十一日結算
Net book value								**賬面淨值**
At 31st December 2004	**18**	**812**	**502**	**21**	**103**	**5**	**1,461**	二零零四年十二月三十一日結算
At 31st December 2003	19	866	529	22	68	9	1,513	二零零三年十二月三十一日結算

Of the leasehold land with the total net book value of HK$197 million (2003: HK$19 million), HK$18 million is held in Hong Kong by the Company (2003: HK$19 million) while HK$179 million is held in Mainland China through TAECO (2003: nil). Both leasehold land are on medium-term leases.

賬面淨值總額為港幣一億九千七百萬元(二零零三年為港幣一千九百萬元)之租賃土地中，港幣一千八百萬元由本公司於香港持有(二零零三年為港幣一千九百萬元)，而港幣一億七千九百萬元則透過廈門太古飛機工程公司於中國內地持有(二零零三年為零)。兩者皆為中期租約租賃土地。

12. Subsidiary companies

12. 附屬公司

(in HK$ Million) (港幣百萬元)	Company 公司 2004	Company 公司 2003
Unlisted shares at cost 非上市原股值	**268**	–

The principal subsidiary companies are shown on page 55.

主要附屬公司列於第五十五頁。

13. Jointly controlled companies

13. 共控公司

(in HK$ Million) (港幣百萬元)	Group 集團 2004	Group 集團 2003	Company 公司 2004	Company 公司 2003
Unlisted shares at cost 非上市原股值	**60**	237	**35**	237
Attributable post-acquisition profits 購入後應佔溢利	**642**	829	**–**	–
	702	1,066	**35**	237
Goodwill 商譽值	**–**	(29)		
Share of net assets 應佔資產淨值	**702**	1,037		
Loans due from jointly controlled companies 共控公司未還貸款	**17**	86	**17**	86
Loan due to a jointly controlled company 未還共控公司借款	**(1)**	(1)	**(1)**	(1)
	718	1,122	**51**	322
Dividends received and receivable from jointly controlled companies 已收及應收共控公司股息			**70**	33

The principal jointly controlled companies are shown on page 55.

主要共控公司列於第五十五頁。

13. Jointly controlled companies (cont'd)

13. 共控公司（續）

The financial results and positions of the jointly controlled companies for the year ended and at 31st December are as follows:

共控公司截至十二月三十一日止年度及結算之財務業績及財務狀況如下：

	HAESL 香港航空發動機維修服務公司		TAECO 廈門太古飛機工程公司		Others 其他		Total 總計		
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	
(in HK$ Million)									*(港幣百萬元)*
Turnover	**4,000**	3,636	**762**	607	**393**	316	**5,155**	4,559	營業總額
Operating profit	**416**	437	**170**	149	**69**	73	**655**	659	營業溢利
Profit on disposal of a jointly controlled company#	**–**	–	**–**	25	**–**	–	**–**	25	出售共控公司溢利#
Net finance income/(charges)	**2**	(7)	**3**	1	**(1)**	(1)	**4**	(7)	財務收入/(支出)淨額
Share of results of jointly controlled companies	**4**	1	**14**	–	**–**	–	**18**	1	應佔共控公司業績
Profit before taxation	**422**	431	**187**	175	**68**	72	**677**	678	除稅前溢利
Taxation	**(73)**	(80)	**(11)**	(12)	**(9)**	(8)	**(93)**	(100)	稅項
Profit attributable to shareholders	**349**	351	**176**	163	**59**	64	**584**	578	股東應佔溢利
Dividends	**(117)**	–	**(55)**	(37)	**(36)**	(29)	**(208)**	(66)	股息
Profits retained for the year	**232**	351	**121**	126	**23**	35	**376**	512	本年度保留溢利
Funds employed:									資金運用：
Long term assets	**836**	857	**873**	841	**179**	177	**1,888**	1,875	長期資產
Current assets	**1,150**	1,157	**351**	206	**182**	170	**1,683**	1,533	流動資產
	1,986	2,014	**1,224**	1,047	**361**	347	**3,571**	3,408	
Less: current liabilities	**499**	622	**143**	77	**154**	151	**796**	850	減：流動負債
	1,487	1,392	**1,081**	970	**207**	196	**2,775**	2,558	
Financed by:									資本來源：
Shareholders' equity and loans	**1,415**	1,320	**1,081**	956	**199**	177	**2,695**	2,453	股東股權及借款
Long term liabilities	**72**	72	**–**	14	**8**	19	**80**	105	長期負債
	1,487	1,392	**1,081**	970	**207**	196	**2,775**	2,558	
Group's shareholding at year end	**45.0%**	45.0%	**N/A***	49.6%					集團於年終之權益
Group's attributable pre-tax profits									集團應佔除稅前溢利
As jointly controlled companies	**190**	194	**83**	87	**28**	26	**301**	307	作為共控公司
As a subsidiary company	**–**	–	**16**	–	**–**	–	**16**	–	作為附屬公司
	190	194	**99**	87	**28**	26	**317**	307	
Less: share of taxation thereon									減：其應佔之稅項
As jointly controlled companies	**(33)**	(36)	**(7)**	(6)	**(5)**	(2)	**(45)**	(44)	作為共控公司
As a subsidiary company	**–**	–	**(1)**	–	**–**	–	**(1)**	–	作為附屬公司
	(33)	(36)	**(8)**	(6)	**(5)**	(2)	**(46)**	(44)	
Group's share of profit attributable to shareholders	**157**	158	**91**	81	**23**	24	**271**	263	集團應佔股東溢利
Group's share of funds employed at 31st December	**637**	594	**–**	474	**81**	54	**718**	1,122	十二月三十一日結算集團應佔資金運用

* On 15th October 2004, the Group's shareholding in TAECO increased from 49.6% to 54.6% as a result of acquiring SIA Engineering Company Pte. Limited's remaining 5% shareholding in TAECO. TAECO has been accounted for as a subsidiary company thereafter.

* 在二零零四年十月十五日，本集團在收購新航工程有限公司餘下持有之廈門太古飛機工程公司百分之五股份後，持有後者之股份由百分之四十九點六增加至百分之五十四點六，廈門太古飛機工程公司因而成為本集團之附屬公司。

The profit on disposal of a jointly controlled company in 2003 was in respect of the sale of TAECO's entire shareholding in GE Engine Services (Xiamen) Company Limited.

二零零三年出售共控公司溢利乃指關於出售廈門太古飛機工程公司持有通用電氣發動機服務(廈門)有限公司之全部股份所得之溢利。

14. Retirement benefits

(a) Overall

Staff employed by the Company before 1st December 2000 were offered a choice between Hong Kong's Mandatory Provident Fund ("MPF") and the defined benefits retirement schemes as described below. Since 1st December 2000, all new staff employed unless specially approved by the Company have been enrolled in the MPF scheme in which both the Company and staff are required to contribute 5% of the staff's relevant income (capped at HK$1,000 per month).

The Hong Kong Aircraft Engineering Company Local Staff Retirement Benefits Scheme provides resignation and retirement benefits to its members upon their cessation of service with the Company. The Company meets the full cost of all benefits due by the Scheme to members, who are not required to contribute to the Scheme.

Similarly, the Hong Kong Aircraft Engineering Company Staff Retirement Benefits Scheme is for staff employed on expatriate terms. However, both members and the Company contribute to the Scheme.

TAECO's local staff are covered by a statutory scheme in Mainland China.

The retirement benefits costs were recognised in the profit and loss account as described in note 2(n) and were as follows:

14. 退休福利

(a) 總述

於二零零零年十二月一日前獲本公司聘用之僱員，可選擇參加香港之強制性公積金(「強積金」)計劃或下述之界定退休福利計劃。自二零零零年十二月一日起，所有新入職僱員除非獲本公司特別批准，否則已加入強積金計劃。根據該計劃，本公司及僱員均須以僱員有關收入之百分之五供款(上限為每月港幣一千元)。

香港飛機工程有限公司之本地僱員退休福利計劃，為其計劃成員離職時提供離職及退休福利。公司承擔成員根據該計劃所享有之一切福利之全部費用，成員毋須向該計劃供款。

同樣地，香港飛機工程有限公司僱員退休福利計劃乃為按海外僱傭條款聘請之僱員而設。不過，其成員及公司均須向該計劃供款。

廈門太古飛機工程公司之當地僱員受中國內地法定計劃保障。

退休福利費用如附註2(n)所述於損益賬中確認如下：

	Group 集團		
	2004	2003	
(in HK$ Million)			*(港幣百萬元)*
Local Staff Retirement Benefits Scheme	**54**	90	本地僱員退休福利計劃
Expatriate Staff Retirement Benefits Scheme	**2**	4	海外僱員退休福利計劃
MPF/statutory schemes	**4**	3	強積金計劃 / 法定計劃
	60	97	

14. Retirement benefits (cont'd)

14. 退休福利（續）

(b) Defined benefits retirement schemes

(b) 界定退休福利計劃

The amount recognised in the profit and loss account was made up as follows:

計入損益賬之數額結算如下：

	Group 集團						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2004	2003	**2004**	2003	**2004**	2003	
(in HK$ Million)							*(港幣百萬元)*
Current service cost	**82**	80	**6**	6	**88**	86	本期服務費用
Interest cost	**77**	72	**5**	4	**82**	76	利息費用
Expected return on plan assets	**(105)**	(75)	**(9)**	(7)	**(114)**	(82)	計劃資產預期回報
Net actuarial losses recognised in current year	**–**	13	**–**	1	**–**	14	本年確認之精算虧損淨額
Total	**54**	90	**2**	4	**56**	94	總額
Actual gain on plan assets	**240**	400	**22**	36	**262**	436	計劃資產之實際收益

The amount recognised in the balance sheet was determined as follows:

於資產負債表中確認之數額如下：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2004	2003	**2004**	2003	**2004**	2003	
(in HK$ Million)							*(港幣百萬元)*
At 31st December:							十二月三十一日結算：
Present value of obligations	**1,820**	1,574	**109**	104	**1,929**	1,678	責任之現值
Fair value of plan assets	**(1,979)**	(1,756)	**(160)**	(150)	**(2,139)**	(1,906)	計劃資產之公平值
Net assets	**(159)**	(182)	**(51)**	(46)	**(210)**	(228)	資產淨額
Unrecognised actuarial (losses)/gains	**(3)**	24	**14**	8	**11**	32	未確認精算(虧損)/收益
Assets recognised in the balance sheet	**(162)**	(158)	**(37)**	(38)	**(199)**	(196)	已於資產負債表中確認之資產

Movement in the assets recognised in the balance sheet:

已於資產負債表中確認之資產變動：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2004	2003	**2004**	2003	**2004**	2003	
(in HK$ Million)							*(港幣百萬元)*
Assets at 1st January	**(158)**	(117)	**(38)**	(39)	**(196)**	(156)	一月一日結算資產
(Increase)/decrease due to:							(增加)/減少原因：
Total expense - as shown above	**54**	90	**2**	4	**56**	94	總開支 － 如上列
Contributions paid	**(58)**	(131)	**(1)**	(3)	**(59)**	(134)	已付供款
Assets at 31st December	**(162)**	(158)	**(37)**	(38)	**(199)**	(196)	十二月三十一日結算資產

Principal actuarial assumptions for the year:

本年度主要精算假設：

	2004	2003	
Discount rate	**4.25%**	5%	貼現率
Assumed rate of return on plan assets	**6%**	6%	假設計劃資產回報率
Assumed rate of future salary increases	**4%**	4%	假設未來增薪率

15. Deferred taxation

15. 遞延稅項

The movements on the net deferred tax liabilities account are as follows:

遞延稅項負債淨額賬目之變動如下：

(in HK$ Million)	Group 集團					(港幣百萬元)
	Deferred tax liabilities 遞延稅項負債			Deferred tax assets 遞延稅項資產	Net deferred tax liabilities/ (assets) 遞延稅項負債/(資產)淨額	
	Accelerated tax depreciation 加速稅項折舊	Retirement benefit assets 退休金資產	Others 其他	Tax losses 稅務虧損		
At 1st January 2003	147	25	(3)	(51)	118	二零零三年一月一日結算
Charged/(credited) to profit and loss account	8	9	(6)	11	22	於損益賬中支銷/(記賬)
At 31st December 2003	155	34	(9)	(40)	140	二零零三年十二月三十一日結算
Acquisition of a subsidiary company	–	–	–	(5)	(5)	購入附屬公司
Charged/(credited) to profit and loss account	(2)	1	1	23	23	於損益賬中支銷/(記賬)
At 31st December 2004	**153**	**35**	**(8)**	**(22)**	**158**	二零零四年十二月三十一日結算

(in HK$ Million)	Company 公司					(港幣百萬元)
	Deferred tax liabilities 遞延稅項負債			Deferred tax asset 遞延稅項資產	Net deferred tax liabilities 遞延稅項負債淨額	
	Accelerated tax depreciation 加速稅項折舊	Retirement benefit assets 退休金資產	Others 其他	Tax losses 稅務虧損		
At 1st January 2003	147	25	(3)	(51)	118	二零零三年一月一日結算
Charged/(credited) to profit and loss account	8	9	(6)	11	22	於損益賬中支銷/(記賬)
At 31st December 2003	155	34	(9)	(40)	140	二零零三年十二月三十一日結算
Charged/(credited) to profit and loss account	(2)	1	1	29	29	於損益賬中支銷/(記賬)
At 31st December 2004	**153**	**35**	**(8)**	**(11)**	**169**	二零零四年十二月三十一日結算

Deferred tax is calculated in full on temporary differences under the liability method. The tax rate used in respect of Hong Kong deferred tax is 17.5% (2003: 17.5%). Overseas deferred tax is calculated using tax rates prevailing in the respective jurisdictions.

遞延稅項乃採用負債法就暫時差異全數計算。香港有關遞延稅項採用之稅率為百分之十七點五(二零零三年為百分之十七點五)，海外遞延稅項則按各司法管轄區所採用之稅率計算。

16. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value.

16. 存貨及未完工程

存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。

	Group 集團		Company 公司		
	2004	2003	**2004**	2003	
(in HK$ Million)					*(港幣百萬元)*
Carrying amounts at net realisable value:					以可變現淨值估值之賬面值：
Stocks	**63**	28	**26**	28	存貨
Work in progress	**1**	2	**1**	2	未完工程

The remaining balances are carried at cost.

餘下結餘則以成本入賬。

17. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

17. 應收及應付賬項

給予顧客的信貸條件各不相同，一般視乎其個別之財務實力而定。本公司定期對債務人作信用評估，以盡量減低與應收款項有關的信貸風險。

The aged analysis of debtors and creditors under six months was as follows:

賬齡低於六個月之應收賬項及應付賬項之分析如下：

	Group 集團		Company 公司		
	2004	2003	**2004**	2003	
Debtors	**98%**	98%	**99%**	98%	應收賬項
Creditors	**98%**	98%	**95%**	98%	應付賬項

18. Share capital

18. 股本

	Company 公司				
	2004		2003		
	Number of shares 股份數目	in HK$Million 港幣百萬元	Number of shares 股份數目	in HK$Million 港幣百萬元	
Authorised:					法定股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**210,000,000**	**210**	210,000,000	210	十二月三十一日結算
Issued and fully paid:					發行及繳足股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**166,324,850**	**166**	166,324,850	166	十二月三十一日結算

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company on the Hong Kong Stock Exchange.

在回顧之年度內，本公司並無在香港聯合交易所購回、售出或贖回本公司任何股份。

19. Reserves

19. 儲備

	Revenue reserve 收益儲備		Capital redemption reserve 資本贖回儲備		Total 總計		
	2004	2003	**2004**	2003	**2004**	2003	
(in HK$ Million)							*(港幣百萬元)*
Group							***集團***
At 1st January	**2,798**	2,992	**19**	19	**2,817**	3,011	一月一日結算
Profit attributable to shareholders	**438**	345	**–**	–	**438**	345	股東應佔溢利
Previous year's final dividend paid	**(93)**	(76)	**–**	–	**(93)**	(76)	已付上年度末期股息
Previous year's special dividend paid	**(166)**	(416)	**–**	–	**(166)**	(416)	已付上年度特別股息
Current year's interim dividend paid	**(53)**	(47)	**–**	–	**(53)**	(47)	已付本年度中期股息
At 31st December	**2,924**	2,798	**19**	19	**2,943**	2,817	十二月三十一日結算
The Company	**1,917**	1,961	**19**	19	**1,936**	1,980	本公司
Subsidiary companies	**365**	8	**–**	–	**365**	8	附屬公司
Jointly controlled companies	**642**	829	**–**	–	**642**	829	共控公司
	2,924	2,798	**19**	19	**2,943**	2,817	
Company							***公司***
At 1st January	**1,994**	2,418	**19**	19	**2,013**	2,437	一月一日結算
Profit attributable to shareholders	**271**	115	**–**	–	**271**	115	股東應佔溢利
Previous year's final dividend paid	**(93)**	(76)	**–**	–	**(93)**	(76)	已付上年度末期股息
Previous year's special dividend paid	**(166)**	(416)	**–**	–	**(166)**	(416)	已付上年度特別股息
Current year's interim dividend paid	**(53)**	(47)	**–**	–	**(53)**	(47)	已付本年度中期股息
At 31st December	**1,953**	1,994	**19**	19	**1,972**	2,013	十二月三十一日結算

Distributable reserves of the Company at 31st December 2004, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$1,953 million (2003: HK$1,994 million).

根據香港公司條例第79B條計算，本公司於二零零四年十二月三十一日可分配之儲備為港幣十九億五千三百萬元(二零零三年為港幣十九億九千四百萬元)。

The revenue reserve includes HK$128 million (2003: HK$259 million) representing the recommended final dividend for the year under review (note 9).

收益儲備包括本年度建議之末期股息(附註9)港幣一億二千八百萬元(二零零三年為港幣二億五千九百萬元)。

20. Long term loan

20. 長期借款

(in HK$ Million)	Group and Company 集團及公司 2004	2003	(港幣百萬元)
At 1st January	**104**	107	一月一日結算
Repayment during the year	**(4)**	(3)	於本年內償還
At 31st December	**100**	104	十二月三十一日結算
Maturity profile:			還款期限：
Repayable within one year	**4**	4	於一年內償還
Repayable between one and two years	**4**	4	於一年至兩年內償還
Repayable between two and five years	**16**	15	於兩年至五年內償還
Repayable after five years	**76**	81	於五年後償還
	100	104	
Amount due within one year included under current liabilities	**(4)**	(4)	列入流動負債項下須於一年內償還款項
	96	100	

The loan is provided by a subsidiary of Cathay Pacific Airways Limited, is unsecured, interest bearing at 8.35% per annum and is repayable by equal semi-annual instalments to June 2018.

該項借款由國泰航空有限公司之一家附屬公司提供，並無抵押，年利率為百分之八點三五，至二零一八年六月以相等之半年期款額償還。

21. Notes to the consolidated cash flow statement

21. 綜合現金流量表附註

(a) Reconciliation of operating profit to cash generated from operations

(a) 營業溢利與營業產生之現金對賬

(in HK$ Million) (港幣百萬元)	Group 集團 2004	2003	
Operating profit	**222**	108	營業溢利
Depreciation	**144**	129	折舊
Loss on disposal of fixed assets	**5**	–	出售固定資產虧損
Decrease in promissory note	**–**	2	期票減少
Increase in retirement benefit assets	**(3)**	(40)	退休福利資產增加
Decrease in stocks and work in progress	**12**	34	存貨及未完工程減少
(Increase)/decrease in debtors and prepayments	**(97)**	74	應收及預付賬項(增加)/減少
Increase/(decrease) in creditors and accruals	**34**	(54)	應付及應計賬項增加/(減少)
Cash generated from operations	**317**	253	營業產生之現金

(b) Analysis of changes in financing

(b) 融資變動分析

(in HK$ Million) (港幣百萬元)	Group 集團 Long term loan 長期借款	Minority interests 少數股東權益	Total 總計	
At 31st December 2002	107	5	112	二零零二年十二月三十一日結算
Repayment of term loan	(3)	–	(3)	償還長期借款
At 31st December 2003	104	5	109	二零零三年十二月三十一日結算
Acquisition of a subsidiary company	–	502	502	購入附屬公司
Dividends paid to minority interests	–	(25)	(25)	付予少數股東權益之股息
Minority interests' share of profits	–	13	13	少數股東權益之應佔溢利
Repayment of term loan	(4)	–	(4)	償還長期借款
At 31st December 2004	**100**	**495**	**595**	二零零四年十二月三十一日結算

(c) Analysis of deposits and bank balances at 31st December

(c) 十二月三十一日結算之存款及銀行結存分析

(in HK$ Million) (港幣百萬元)	Group 集團 2004	2003	
Cash and cash equivalents			現金及現金等價物
– Short term deposits and bank balances	**527**	408	– 短期存款及銀行結存
Deposits maturing after three months	**49**	12	逾三個月定期存款
	576	420	

(d) The net assets acquired and the net cash inflow in respect of the purchase of the 5% interest in TAECO is analysed as follows:

(d) 就購入廈門太古飛機工程公司百分之五權益之購入資產淨值及現金流入淨額分析如下：

(in HK$ Million) (港幣百萬元)	As at 15th October 2004 二零零四年十月十五日結算	
Net assets acquired:		購入資產淨值：
Long term assets	**855**	長期資產
Current assets	**366**	流動資產
	1,221	
Less: current liabilities	**(115)**	減：流動負債
	1,106	
Satisfied by:		收入方式：
Cash	**58**	現金
Analysis of net cash and cash equivalents on acquisition:		購入之現金及現金等價物淨額分析：
Cash consideration	**58**	現金代價
Deposits and bank balances in subsidiary acquired	**(222)**	購入附屬公司之存款及銀行結存
Less: deposits maturing after three months	**22**	減：逾三個月定期存款
Net cash inflow on acquisition	**(142)**	購入之現金流入淨額

22. Capital commitments

22. 資本性承擔

(in HK$ Million) (港幣百萬元)	Group 集團 2004	Group 集團 2003	Company 公司 2004	Company 公司 2003	
Contracted for but not provided in the accounts	**117**	21	**11**	21	經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**482**	13	**336**	13	經董事局批准但未訂約
The Group's share of capital commitments of jointly controlled companies not included above:					上述不包括本集團應佔共控公司之資本性承擔如下：
Contracted for but not provided in the accounts	**8**	13			經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**2**	5			經董事局批准但未訂約

23. Lease commitments

23. 租賃承擔

At 31st December 2004, future aggregate minimum lease payments under non-cancellable operating leases were as follows:

二零零四年十二月三十一日結算，於不可撤銷營業租賃項之未來最低租賃支出總額如下：

(in HK$ Million) (港幣百萬元)	Group and Company 集團及公司 2004	Group and Company 集團及公司 2003	
Land and buildings:			土地及樓宇:
Leases expiring:			租約期滿時間：
– Within one year	**44**	49	— 一年內
– After one year but within five years	**167**	193	— 一年後五年內
– After five years	**351**	456	— 五年後
	562	698	

24. Related party transactions

24. 有關連人士交易

The Group has a number of transactions with its related parties. All trading transactions are conducted on normal commercial terms in the ordinary and usual course of business. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the annual report are summarised below:

本集團有若干有關連人士交易。所有交易均按照一般商業條件以及在正常業務程序下進行。本集團之重大及未有在此年報其他章節披露之交易總值及年終結餘摘要如下：

	Note 附註	Jointly controlled companies 共控公司 2004	2003	Other related parties 其他有關連人士 2004	2003	Total 總計 2004	2003	
(in HK$ Million)								*(港幣百萬元)*
Revenue from provision of services:								提供服務所得之收入：
*Line maintenance and total care package charges for AHK Air Hong Kong Limited		–	–	**5**	1	**5**	1	*向香港華民航空有限公司收取之外勤維修費及全責維護全套服務費
Other revenue	a	**145**	234	**1,145**	1,033	**1,290**	1,267	其他收入
		145	234	**1,150**	1,034	**1,295**	1,268	
Purchases	b	**3**	1	**43**	49	**46**	50	購買
Debtors at 31st December	c			**206**	163			十二月三十一日結算應收賬項
Creditors at 31st December	c			**18**	10			十二月三十一日結算應付賬項

Note:

a. Revenue from jointly controlled companies mainly came from services to HAESL and TAECO (before 15th October 2004). Services to HAESL included engine component repairs and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services to TAECO related principally to the stationing of a working team of average 148 people in TAECO and the provision of management services.

   Revenue from other related parties comprised mainly maintenance, inventory management and logistics support charges for Cathay Pacific Airways Limited and Hong Kong Dragon Airlines Limited.

b. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

   Purchases from other related parties related to:

附註：

a. 向共控公司提供服務所得之收入主要來自為香港航空發動機維修服務公司及廈門太古飛機工程公司(二零零四年十月十五日前)提供之服務。為香港航空發動機維修服務公司提供之服務包括發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程公司提供之服務主要為在廈門太古飛機工程公司派駐一個平均一百四十八人之工作小組之費用及提供管理服務。

   向其他有關連人士提供服務所得之收入主要為向國泰航空有限公司及港龍航空有限公司收取之維修費、庫存管理費及後勤支援費。

b. 自共控公司購買之服務主要為向香港航空發動機維修服務公司支付之飛機部件大修費用。

   向其他有關連人士購買之服務為：

	2004	2003	
(in HK$ Million)			*(港幣百萬元)*
Costs payable to John Swire & Sons (H.K.) Limited ("JSSHK") on services agreement:			就服務協議向香港太古集團有限公司(「香港太古集團」)支付之費用：
- Service fees	**7**	3	– 服務費
- *Share of administrative services*	**3**	1	– 共享行政服務
- Expenses reimbursed at cost	**12**	12	– 按成本代支費用
	22	16	
* Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited	**4**	3	* 向一家由太古股份有限公司全資擁有之專屬自保保險公司SPACIOM投保之財產保險
Spares purchases from Cathay Pacific Airways Limited	**17**	30	向國泰航空有限公司購買備件
	43	49	

c. These outstandings are reflected in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated and company balance sheets.

   *These transactions fall under the definition of "connected transactions" or "continuing connected transactions" in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance therewith. The other transactions including those under the Old Agreement with JSSHK are not connected transactions or continuing connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules. Details of the transactions are in the report of the Directors on pages 23 to 29.

c. 此交易已分別於「綜合資產負債表」及「公司資產負債表」之「應收及預付賬項」及「應付及應計賬項」內反映。

   * 此等交易歸入上市規則第14A章「關連交易」或「持續關連交易」之定義類別，本公司已據此遵從披露規定。包括根據與香港太古集團所訂舊協議進行之交易在內之其他交易，並非根據上市規則第14A章內須予披露或履行其他責任之關連交易或持續關連交易。有關交易之詳情刊載於第二十三頁至第二十九頁之董事局報告。

25. Subsequent event

25. 期後事件

In January 2005, the Company has signed an agreement with the Airport Authority Hong Kong to build a new hangar at Hong Kong International Airport and to extend the existing franchise agreement to July 2031. The hangar construction is expected to be completed before the end of the first quarter of 2007. The lease extension results in an increase of the estimated useful life of the Company's existing facilities at Hong Kong International Airport, which will reduce the annual depreciation charges on those facilities for 2005 and beyond by approximately HK$24 million.

本公司與香港機場管理局於二零零五年一月簽訂協議，於香港國際機場興建一個新機庫，及就現有之專營權協議延長至二零三一年七月。機庫之建造工程預期於二零零七年首季季末竣工。鑒於專營權協議已予延長，本公司於香港國際機場之現有設施之估計可供使用年期亦有所增加，二零零五年及之後該等設施之全年折舊費將因而減少約港幣二千四百萬元。

at 31st December 2004 二零零四年十二月三十一日結算

	Place of incorporation and operation 註冊成立及經營地點	Principal activities 主要業務	Issued share capital 已發行股本	Owned directly 直接擁有	Owned by subsidiary and jointly controlled companies 附屬公司及共控公司擁有	Attributable to the Group 集團佔有
Subsidiary Companies: **附屬公司：**						
South China Aero Technology Limited 華南航空技術有限公司	Hong Kong 香港	Aviation products trading 航空產品貿易	Share capital of HK$500,000 港幣500,000元股本	60%	–	60%
Taikoo (Xiamen) Aircraft Engineering Company Limited* 廈門太古飛機工程有限公司*	Xiamen 廈門	Aircraft maintenance 飛機維修服務	Registered capital of US$41,500,000 41,500,000美元註冊資本	54.6%	–	54.6%
Jointly Controlled Companies: **共控公司：**						
EADS SOGERMA HAECO Services Company Limited	Hong Kong 香港	Aircraft component repair services 飛機部件修理服務	Share capital of HK$2,000,000 港幣2,000,000元股本	50%	–	50%
Goodrich Asia-Pacific Limited	Hong Kong 香港	Carbon brake machining and wheel hub overhaul 碳質掣動片切削及輪轂大修	Share capital of HK$9,200,000 港幣9,200,000元股本	49%	–	49%
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited* 廈門豪富太古宇航有限公司*	Xiamen 廈門	Aircraft fuel control, flight control and electrical component repairs 飛機燃油控制儀、航空控制儀及電器部件修理	Registered capital of US$5,000,000 5,000,000美元註冊資本	–	35%	19.1%
Honeywell TAECO Aerospace (Xiamen) Company Limited* 廈門霍尼韋爾太古宇航有限公司*	Xiamen 廈門	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs 飛機液壓、氣壓、航電部件及其他航空設備修理服務	Registered capital of US$5,000,000 5,000,000美元註冊資本	25%	10%	30.5%
Hong Kong Aero Engine Services Limited 香港航空發動機維修服務有限公司	Hong Kong 香港	Commercial aero engine overhaul services 商用飛機引擎大修服務	Share capital of HK$200 港幣200元股本	45%	–	45%
IN-Services Asia Limited	Hong Kong 香港	Aircraft component trading and repair services 飛機部件貿易及修理服務	Share capital of HK$7,800,000 港幣7,800,000元股本	35%	–	35%
Singapore Aero Engine Services Pte. Limited 新加坡航空發動機維修服務有限公司	Singapore 新加坡	Trent engine overhaul services 特倫特引擎大修服務	Registered capital of US$54,000,000 54,000,000美元註冊資本	–	20%	9%
Taikoo (Shandong) Aircraft Engineering Company Limited* 山東太古飛機工程有限公司*	Shandong 山東	Heavy maintenance services for narrow-bodied aircraft 狹體飛機大型維修服務	Registered capital of RMB86,000,000 86,000,000人民幣註冊資本	20%	10%	25.5%

Principal subsidiary and jointly controlled companies are those which, in the opinion of the Directors, materially affect the result or assets of the Group.

董事局認為主要附屬公司及共控公司指對集團之業績及資產有重要影響之公司。

* Equity joint venture registered in Mainland China.

* 於中國內地註冊之合股式合資企業

Auditors' report to the shareholders of
Hong Kong Aircraft Engineering Company Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 30 to 55 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 8th March 2005

致香港飛機工程有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第三十頁至五十五頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照香港公司條例第141條之規定，只向作為法人團體之股東報告，不作其他用途。本核數師概不就本報告書之內容，向任何其他人士負責或承擔法律責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零四年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年三月八日





This document is important and requires your immediate attention

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Aircraft Engineering Company Limited (the "Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES

AND

REPURCHASE SHARES


HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 44)

8th April 2005

Directors:

Executive Directors

David Muir TURNBULL, *Chairman*

CHAN Ping Kit, *Deputy Chairman and Chief Executive Officer*

John Charles Godfrey BREMRIDGE, *Chief Operating Officer*

Marven Anthony BOWLES

Mark HAYMAN

Non-Executive Directors

Derek George CRIDLAND

Davy HO Cho Ying

Peter Andre JOHANSEN

Antony Nigel TYLER

Independent Non-Executive Directors

Robert Ernest ADAMS

James Seymour DICKSON LEACH

Lincoln LEONG Kwok Kuen

Registered Office:

35th Floor

Two Pacific Place

88 Queensway

Hong Kong

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 44)

8th April 2005

To the shareholders

Dear Sir or Madam,

NOTICE OF MEETING

1. Notice of the Annual General Meeting ("AGM") for 2005 is set out on pages 6 to 8 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

GENERAL MANDATES

3. At the AGM of the Company held on 11th May 2004, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) up to 10 per cent of the issued share capital of the Company as at 11th May 2004; and (ii) to allot, issue and otherwise deal with shares equal to (a) 20 per cent of the shares of the Company in issue at 11th May 2004, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules")) the nominal amount of any shares repurchased by the Company. No shares have been repurchased or allotted, issued or otherwise dealt with pursuant to these mandates.

4. Under the terms of the Companies Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the forthcoming AGM unless renewed at that meeting. Resolutions (Resolutions 4, 5 and 6) will be proposed to renew these mandates (with a new restriction on the share issue mandate noted below) and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular. It should be noted that the aggregate nominal amount of shares which may be allotted wholly for cash pursuant to the mandate

now being sought will be restricted to 5% of the aggregate nominal amount of the shares in issue at the date of passing the relevant resolution.

RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, D.G. Cridland, J.S. Dickson Leach and M. Hayman will retire at the forthcoming AGM in accordance with Article 93 of the Company's Articles of Association and will offer themselves for re-election. In addition, R.E. Adams and J.C.G Bremridge will also retire pursuant to Article 91 and will offer themselves for election.

6. Separate resolutions will be proposed for the election of these Directors. Their particulars and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Annual Report 2004 which accompanies this circular. Other than as disclosed therein, they are not related to any Director, senior management or substantial shareholders of the Company. With the exception of M. Hayman, none of them has a service contract with the Company. In accordance with the Company's Articles of Association, they will retire as Directors at the third AGM after election and will be eligible for re-election. Their emoluments are given in note 5 to the Accounts.

7. Under his employment contract with the Company, M. Hayman is due to retire at the age of 55, subject to extension of his service by mutual agreement. His remuneration package, particulars of which are also given in note 5 to the Accounts, include an annual bonus related to the results of the Company.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

8. Under the Articles of Association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

   (i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

9. Your Directors believe that the granting of the general mandates is in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the 2005 AGM.

Yours faithfully,
David TURNBULL
Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Appendix to "Shares" means share(s) in the capital of the Company and includes, where the context so requires, shares of HK$1.00 each of the Company.

(a) Exercise of the General Mandate

It is proposed that up to 10 per cent. of the Shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 17th March 2005, the latest practicable date for determining such figure, the number of Shares in issue was 166,324,850. On the basis of this figure (and assuming no further Shares are issued or repurchased after 17th March 2005 and up to the date of passing such resolution), the Directors would be authorised to repurchase up to 16,632,485 Shares.

(b) Reasons for repurchases

The Directors believe that the ability to repurchase Shares is in the interests of the Company and its shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(c) Funding of repurchases

It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

(d) Effect of repurchases

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts for the year ended 31st December 2004) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

(e) General

There are no Directors (to the best of the knowledge of the Directors, having made all reasonable enquiries) or any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchase pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Cathay Pacific Airways Limited ("CPA") of its present shareholding (amounting to approximately 27.4% of the votes attaching to the issued share capital of the Company) the percentage of the votes attaching to the share capital owned by CPA would increase to more than 30% and accordingly CPA may be obliged to make a general offer for all of the issued shares of the Company not owned by it. However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to this situation.

No Shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell Shares of the Company to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(f) Share Price

The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	**Lowest** (HK$)		**Highest** (HK$)	**Lowest** (HK$)
March 2004	42.90	41.00	September 2004	38.50	37.40
April 2004	42.10	38.10	October 2004	38.30	37.50
May 2004	39.00	32.80	November 2004	41.10	37.60
June 2004	37.60	35.80	December 2004	42.30	40.30
July 2004	38.70	35.20	January 2005	43.30	40.00
August 2004	39.20	36.80	February 2005	47.40	42.80

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED, being the annual general meeting for 2005, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 10th May 2005 at 4:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2004 and:

1. To declare a final dividend.

2. To elect Directors.

3. To reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following Ordinary Resolutions:

4. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

   (b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of shares in issue at the date of passing this Resolution; and

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;
   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

   references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any shares repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution) provided that the aggregate nominal amount of the shares so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent. of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares thereof on the register on a fixed record date in proportion to their then holdings of such shares thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the Directors be authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice convening this meeting in respect of the shares referred to in sub-paragraph (bb) of paragraph (b) of such resolution.

By order of the Board
Margaret Yu (Mrs.)
Company Secretary

Hong Kong, 8th April 2005

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.

3. If approved, the final dividend of HK$0.77 per share is expected to be paid to shareholders on Friday, 20th May 2005.

4. The register of shareholders will be closed from 3rd May to 10th May 2005, both days inclusive. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Friday, 29th April, 2005.

5. The Directors to be elected are R.E. Adams, J.C.G. Bremridge, D.G. Cridland, J.S. Dickson Leach and M. Hayman and separate resolutions will be proposed for their election.

6. **Refreshments will not be served at the Annual General Meeting.**

任何認可規管機構或任何證券交易所所規定之限制或責任影響時，董事局可以其認為必要或屬權宜之形式，將該等配額予以撤銷或另作安排)。

6. 動議授權董事局，就召開本大會通告內決議案第5項 (b) 段 (bb) 分段所述之股份，行使該決議案 (a) 段所述之本公司權力。

承董事局命
公司秘書
余陳秀梅

香港，二零零五年四月八日

附註：

1. 有權出席上述通告所召開之會議及在會上投票之任何股東，可委任一位或以上之代表出席，並於投票表決時代其投票。代表毋須為本公司股東。

2. 委任代表表格必須在本會議召開時間不少於四十八小時前送達本公司之股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心四十六樓。

3. 如獲通過，預期末期股息每股港幣0.77元將於二零零五年五月二十日(星期五)派發予股東。

4. 股票過戶手續將於二零零五年五月三日至五月十日 (包括首尾兩天) 暫停辦理。凡擬收取末期股息者，務請於二零零五年四月二十九日 (星期五) 下午四時或之前，將所有過戶文件送達本公司之股份登記處香港中央證券登記有限公司辦理過戶手續，地址為香港皇后大道東一八三號合和中心十七樓。

5. 候選連任之董事為羅安達、彭勵志、梁德基、李德信及馬海文，將以獨立決議案動議通過該等董事連任。

6. **股東週年大會將不設茶點招待。**

「股份」包括具有股份認購或購買權之證券。

5. 動議：

(a) 在須受（b）段之限制下，批准董事局於有關期間內行使本公司所有權力，以配發、發行及處理額外股份，並訂立或發出於有關期間內或完結後將會或可能行使此等權力之要約、協議及認購權；

(b) 董事局依據（a）段之批准配發或有條件或無條件同意配發（不論其為依據認購權或其他形式配發）之股份面值總額，不包括（i）因供股或（ii）任何以配發股份代替本公司全部或部份股息之以股代息或其他類似安排配發之股份，不得超過（aa）本決議案獲通過當日已發行股份面值總額百分之二十，另加（bb）（倘董事局根據本公司股東一項獨立之普通決議案獲得授權）本公司於本決議案獲通過後所購回之任何股份面值總額（最多以本決議案獲通過當日已發行之股份面值總額百分之十為限），但根據本決議案按此方式配發（或按此方式有條件或無條件同意配發）全數收取現金之股份，其面值總額不得超過本決議案通過當日已發行之股份面值總額之百分之五；及

(c) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列三者最早者為止之期間：

(i) 本公司下次股東週年大會結束時；及

(ii) 依照法例之規定，本公司下次股東週年大會須予舉行之期限屆滿之時；及

(iii) 於股東大會上通過普通決議案，撤銷或更改本決議案所授予之權力時；及

「供股」指依照指定之記錄日期，向當日之股東名冊上所載之股份之持有人，按彼等當時持有該等股份之比例提出供股要約 (惟在涉及零碎配額，或涉及受香港以外地區之法律或

股東週年大會通告

香港飛機工程有限公司訂於二零零五年五月十日（星期二）下午四時三十分於香港金鐘道八十八號太古廣場一座五字樓太古廣場會議中心舉行股東常會，即二零零五年度股東週年大會，以省覽董事局報告及截至二零零四年十二月三十一日止年度之經審核賬目，並：

1. 宣派末期股息。

2. 選舉董事。

3. 續聘核數師及授權董事局釐定其酬金。

作為特別事項，考慮並酌情通過下列普通決議案：

4. 動議：

(a) 在須受 (b) 段之限制下，批准董事局於有關期間內行使本公司進行場內股份購回(按股份購回守則之釋義)之所有權力；

(b) 依據上文(a)段之批准可購回之本公司股份面值總額，不得超過於本決議案通過當日，本公司已發行之股份面值總額百分之十；及

(c) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列三者最早者為止之期間：

(i) 本公司下次股東週年大會結束時；

(ii) 依照法例之規定，本公司下次股東週年大會須予舉行之期限屆滿之時；及

(iii) 於股東週年大會上通過普通決議案，撤銷或更改本決議案所授予之權力時；及

董事局已向聯交所作出承諾，將按照上市規則及香港法例根據一般性授權行使本公司之購回股份權力。

倘本公司購回股份而導致一位股東所持有之本公司投票權比例增加，就香港公司收購及合併守則（「收購守則」）而言，該項增加將視作一項收購行動。因此，視乎所增加之股東權益比例而定，一位股東或一組一致行動之股東可能取得或鞏固本公司之控股權，以致有責任遵照收購守則第26條作出強制要約。

董事局並無察覺倘其根據一般購回授權進行任何回購，將會產生收購守則所指之任何後果，但倘全面行使購回授權，而國泰航空有限公司（國泰航空）維持其現有之持股量（達本公司已發行股本所附約百分之二十七點四投票權），由國泰航空擁有之股本所佔有之投票權百分率將增加至逾百分之三十，在此情況下，國泰航空可能須就非由其擁有之本公司全部已發行股份提出全面收購。然而，董事局目前無意行使購回授權至該程度，以致出現此情況。

本公司於過去六個月內並無（於聯交所或其他地方）購回股份。

本公司之關連人士（按上市規則內之定義）概無知會本公司，倘股東批准一般性授權，其目前擬將本公司之股份售予本公司，同時該等人士亦無承諾，不會將該等股份售予本公司。

(f) 股價

本公司之股份於之前十二個月每個月在聯交所買賣之最高價及最低價如下：

	最高價（港元）	**最低價**（港元）		**最高價**（港元）	**最低價**（港元）
二零零四年三月	42.90	41.00	二零零四年九月	38.50	37.40
二零零四年四月	42.10	38.10	二零零四年十月	38.30	37.50
二零零四年五月	39.00	32.80	二零零四年十一月	41.10	37.60
二零零四年六月	37.60	35.80	二零零四年十二月	42.30	40.30
二零零四年七月	38.70	35.20	二零零五年一月	43.30	40.00
二零零四年八月	39.20	36.80	二零零五年二月	47.40	42.80

附錄

以下為根據上市規則須就建議購回股份之一般性授權寄予股東之説明函件，並構成公司條例第49BA條所規定之備忘錄。本附錄內所述之「股份」指本公司資本中之股份，並包括（如文意所指）本公司每股面值港幣壹元之股份。

(a) 行使一般性購回授權

現建議可購回本公司股份，其數目最多以於一般性授權決議案通過當日已發行股份百分之十為限。於二零零五年三月十七日，即釐定該數目之最後實際可行日期，已發行股份之數目為166,324,850股。以該數目為基準（並假設在二零零五年三月十七日後及直至該決議案通過之日，並無再發行或購回股份），董事局將獲授權購回最多16,632,485股股份。

(b) 購回股份原因

董事局相信能購回股份乃符合本公司及其股東之利益。

視乎情況而定 ，購回股份可提高資產淨值及/或每股盈利。董事局現尋求購回股份之一般性授權，使本公司具有可在適當情況下購回股份之靈活性。個別情況下將予購回之股份數目，及購回該等股份之價格及其他條款，將於有關時間由董事局基於當時之情況而定。

(c) 購回股份之資金

預期購回任何股份所需之資金將來自本公司之可分配溢利。

(d) 購回股份之影響

倘於建議購回期間內任何時間全面進行建議之股份回購，將可能對本公司之營運資金或舉債情況 （與其已公佈截至二零零四年十二月三十一日止年度之經審核賬目所披露之狀況比較）有重大之不利影響。然而，董事局不擬行使此一般性授權，以致對董事局認為不時適合本公司之營運資金需求或舉債情況有重大不利影響之程度。

(e) 一般事項

倘股東批准此一般性授權，本公司董事或（就其作出一切合理查詢後所知）其任何聯繫人士（按上市規則內之定義），目前概無意將股份售予本公司。

(iv) 任何一位或多位親身出席或委派代表出席之股東，持有賦予權利可出席大會並在大會上投票之股份，其已繳足股款達到或不少於所有賦予此等權利之已繳足股份總值之十分之一。

9. 董事局相信給予一般性授權乃合乎本公司及其股東之利益，因此建議台端投票贊成將於二零零五年度股東週年大會上提呈之所有決議案。

此致

列位股東 台照

主席

唐寶麟

二零零五年四月八日

選舉董事連任

5. 就決議案第2項，梁德基、李德信及馬海文將根據本公司之公司章程第93條，於即將舉行之股東週年大會上輪值告退，並願候選連任。此外，羅安達及彭勵志亦將根據第91條告退，並願候選連任。

6. 會上將以獨立決議案動議通過該等董事連任。其詳細資料及於本公司持有之股份權益，於隨附本通函之《二零零四年報告書》中「董事及要員」一節及「董事局報告」中提供。除於其內披露者外，彼等並無與本公司任何董事、高層管理人員或大股東有關連。除馬海文外，彼等並無與本公司訂有服務合約。根據本公司之公司章程，彼等在獲選為董事後，均須於第三屆股東週年大會上告退，並將合乎資格候選連任。其薪酬於賬目附註5列述。

7. 根據馬海文與本公司所訂之僱傭合約，彼須於五十五歲之齡告退，惟經雙方協議可延任。其薪酬福利包括一筆按本公司業績而定之年度花紅，於賬目附註5詳述。

要求以投票方式表決之程序

8. 根據本公司之公司章程，在任何股東大會上，每位親身出席之股東在舉手投票時可有一票，而每位親身出席或委派代表出席之股東在以投票方式表決時，每持有一股已全數繳付之股份可有一票。交由大會表決之決議案應以舉手投票方式表決，除非在宣佈舉手投票結果或宣佈撤回任何其他以投票方式表決之要求時或之前，正式提出以投票方式表決之要求。第72條規定，在符合公司條例之條文規定下，下列人士可要求以投票方式表決：

   (i) 大會主席；或

   (ii) 最少三位親身出席或委派代表出席，並有權在大會上投票之股東；或

   (iii) 任何一位或多位親身出席或委派代表出席之股東，並具總計不少於有權出席大會並在大會上投票之全體股東總投票權十分之一；或

香港飛機工程有限公司

（根據公司條例在香港註冊成立）

(股票代號：44)

敬啟者：

股東大會通告

1. 二零零五年度股東週年大會通告載於本通函第6至8頁。本通函隨附供該股東週年大會使用之委任代表表格。無論台端是否擬出席該股東週年大會，均請按照該表格上印行之指示填妥該表格，並於大會舉行時間不少於四十八小時前送達本公司之股份登記處。

2. 股東將委任代表表格填妥並交回本公司之股份登記處後，仍可親自出席股東週年大會，並可於表決時在會上投票，但在此情況下，該委任代表表格則作廢。

一般性授權

3. 於二零零四年五月十一日舉行之本公司股東週年大會已通過普通決議案，給予董事局一般性授權 (i) 進行場內股份購回（按股份購回守則之釋義），購股量最多以本公司於二零零四年五月十一日已發行股本百分之十為限；及 (ii) 配發、發行及以其他方式處理股份，相等於 (a) 本公司於二零零四年五月十一日已發行股份之百分之二十，加 (b)（按聯交所證券上市規則(「上市規則」)規定而以獨立普通決議案授權）本公司購回之任何股份之面值。本公司並無根據此等授權購回或配發、發行或以其他方式處理任何股份。

4. 根據公司條例及上市規則之條款，除非在即將舉行之股東週年大會上重新授權董事局，否則該等一般性授權在該大會結束時失效。董事局將會提呈決議案（決議案第4、5及6項）重新作出該等授權(連同下述對股份發行授權之新限制)，而按上市規則規定須送呈各股東有關建議購回股份決議案之說明函件，已載於本通函之附錄內。注意根據現時尋求通過之授權配發可全數收取現金之股份，其面值總額將限制於有關決議案通過當日已發行之股份面值總額之百分之五。

董事：

常務董事

唐寶麟，*主席*

陳炳傑，*副主席兼行政總裁*

彭勵志，*營運總裁*

馬文博

馬海文

非常務董事

梁德基

何祖英

容漢新

湯彥麟

獨立非常務董事

羅安達

李德信

梁國權

註冊辦事處：

香港金鐘道八十八號

太古廣場二座三十五樓

此乃要件　請即處理

台端如對本文件有任何疑問，應諮詢台端之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

台端如已售出或轉讓名下所有香港飛機工程有限公司(「本公司」)股份，應立即將本文件連同隨附之委任代表表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

股東週年大會通告
及
有關一般性授權發行
及
購回股份之建議



港機工程

香港飛機工程有限公司
(根據公司條例在香港註冊成立)
(股票代號：44)

二零零五年四月八日